
02027701



Chiplac Inc





To Our Shareholders, Customers, Supplier:

ChipPAC is a leading semiconductor manufacturing services foundry providing a full-portfolio of semiconductor assembly, test and distribution services. We manufactured 1.7 billion semiconductor devices in the last year for use in computing, communications, industrial, automotive and consumer applications. Our global manufacturing enterprise serves the manufacturing and service needs of some of the largest semiconductor companies in the world. We shape solutions for our customers through the application of advanced design, assembly and test technologies delivering on-time solutions that enable faster, thinner, more complex semiconductors that consume less power.

Included in this summary annual report are pro forma income information and selected items from GAAP financial statements. For complete financial statements and Management Discussion and Analysis of Financial Condition and Results of Operations, please refer to ChipPAC's 10K filing with the Securities and Exchange Commission, or the Investor Relations section of the ChipPAC Web site.

The weak business environment in 2001 proved to be a stark contrast to the strength we saw in 2000. Excess inventories, over capacity and an economic downturn led to significant declines across end markets for semiconductor usage. This presented our company and the semiconductor industry, our customers, with considerable challenges.

For the full year, sales were $328.7 million a decline of 33.5% from the prior year. Earnings also declined due to lower unit volumes and average selling prices. For the year, earnings showed a loss of $52.8 million or ($0.77) per share, excluding $47.8 million in restructuring charges as we responded to changing conditions while, at the same time, we accelerated strategic long term initiatives.

It is difficult to define potential in declining numbers but, given the worst downturn in semiconductor industry history, the employees and management teams of our company achieved our strategic objectives, improved operationally, and strengthened our balance sheet.

Managing the Downturn

We moved quickly and aggressively to size our company to market conditions as demand contracted. We reduced our workforce, we removed equipment from service in favor of more productive assets and we reduced leased manufacturing space as we transferred product from higher cost centers to lower cost manufacturing sites.

The company initiated value engineering activities across several product lines reducing overall material costs. We managed inventory levels tightly as well as reducing excess material through various supplier and customer actions. Our efforts in inventory management are industry leading with 23 inventory turns per year.

In addition to reducing overall costs, we focused on improving our balance sheet and overall cash position by raising $65 million July 2001 and by a recently completed equ offering in January 2002 of $68 million.

These steps were not only in response to the market conditions, but will provide for quicker return to profitable growth and be positions the company strategically.

We continue to manage our company to st financial and operating metrics as we ente fiscal 2002.

Unit volumes troughed in the second quar of 2001 and ASPs troughed in the third qu ter. Unit volumes have since improved seq tially through the first quarter of 2002 and forecast continuing improvement moving forward through 2002. Additionally, averag selling prices have shown stability since th fourth quarter as asset utilization has been improving across the industry.

The results we have shown, since the third quarter, with improving unit volume and margins, are evidence of the significant ope ing leverage we have achieved and succes execution of our strategic initiatives. This p formance and results of key initiatives supp our forecasts for a return to revenue growt for the year and quarterly profitability in 2(

Our Strategies Continue to Win

In last year's downturn, our strategy of hav balanced customers and end-markets was proven, as our rate of revenue decline was less than that of our competitive peer grou Our exposure to the wireline communicati segment was only 7% of our total revenue

Our broad product portfolio strategy is allo ing us to address the entire $140 billion se conductor market and contributed to our itive gross margins in each quarter of 2001 were the only company in the semiconduc assembly and test industry to accomplish

iends:

'est revenue for the year remained flat year-
ver-year as we continue to increase test as
percent of total revenue by increasing the
umber of products for which we perform full
urnkey, assembly and test. This proved to be
ery good performance given the severity of
he downturn in the overall semiconductor
ndustry. Our strategy to continue our expan-
ion in test will contribute to improved margins
nd profitability as unit volumes and equip-
nent utilization levels continue to increase.

he scale of our manufacturing facilities
vith 1.4 million square feet, in three countries,
trategically positions the company to address
he specialized capabilities of each site, the
jeographical growth opportunities of each
ountry, and the cost differences and special-
zed capabilities of each site. Competitors who
re positioned with only a single site will be at a
onsiderable disadvantage as customers look to
onsolidate to suppliers with global capabilities.

ChipPAC's early entry and continuing domi-
ance in China is a key strategic advantage for
ur company. China is the fastest growing mar-
et for semiconductors and electronic products
n the world and according to *Cahners In-Stat*,
vithin the next ten years, China will be the sec-
nd largest market in the world for semicon-
luctors. We are the largest in terms of revenue
nd units for semiconductors in China. Our
otal investment of approximately $150 million,
nanufacturing scale of 2.5 times our nearest
ompetitor, and proven infrastructure is attract-
ng a growing customer list to this facility.

Technology requirements of end-markets never
tand still despite poor economic conditions.
n fact, they have accelerated. We are strong in
ey growth markets—computing, broadband
ccess, wireless, home entertainment and power
nanagement. Our eight new products intro-
luced in 2001 address these growth markets.
Each of these product families will be a key
ontributor to revenue growth in 2002 and
peyond, based on the design-in to production
ycle of 6-18 months in our industry.



Revenue
($ thousands)
500
400
300
200
100
0
1997
1998
1999
2000
2001



Gross Profit
($ thousands)
100
50
0
1997
1998
1999
2000
2001



Assembly Unit Volume
(billions)
2Bil
1Bil
0
1997
1998
1999
2000
2001

Our product development process and delivery to production has improved during the past year and positioned us to continue to introduce 7 or more new products each year.

Design-wins continue to provide momentum for revenue growth as we increase market share within existing customers and engage with new customers.

Our company's focus and success in continuing to execute our strategic plan over the past year has created tremendous opportunities as we see our customers' needs changing.

Trends Create Opportunities for Growth

The severity of this past down-cycle is focusing our customers more on their core competencies of design, applications support and market development. This is creating a greater opportunity for outsourcing for our company.

In addition, technology mix is continuing to shift. The semiconductor package is becoming a more integral function of the overall chip and system performance. ChipPAC's SMART DESIGN™ design and characterization process helps better define these combinations to achieve optimum results and time to market execution.

Over the past 18 months, integrated device manufacturers have not invested in any significant way in back-end semiconductor manufacturing. Their factories are beginning to get full. Do they invest in mature product capacity or in the new technologies? Investing in both areas does not seem likely. Selecting one, we gain the other. We are prepared to do both.

Further to this are the risk and start-up costs of investing in new plants in growth markets, such as China. Our company has five years of proven infrastructure to bring products closer to where they will be consumed. Pressure is building for local content and our company can provide this value-add for our customers.

A new model of outsourcing will unfold over the next few years. Our company will do what is necessary to lead this growth opportunity.

Our employees and management teams, portrayed in our 2001 annual report, have demonstrated the ability to provide the leadership and the tireless execution of our strategies in the most difficult of times by delivering consistently on our guidance to shareholders over this past year.

We plan to deliver upon this trust in what we believe will be an improving environment in 2002.

Sincerely,

Dennis McKenna

Chairman, Chief Executive Officer and President





ChipPAC offers one of the broadest portfolios of semiconductor package and test services in the industry designed to provide customers with comprehensive end-to-end services and to allow our customers to consolidate their service needs with us.

The company focuses on some of the most advanced packaging types:

- *Ball Grid Array*
- *Flip chip*
- *ChipScale*
- *System in a Package (SiP) technologies*

Additionally, we provide a full suite of Leaded IC packaging, the largest volume portion of the industry, and our business. We are the leader in packaging for Power applications that go into broad industrial, automotive, computing and consumer applications.

ChipPAC's comprehensive test services support digital logic, memory, analog, RF and mixed signal products with wafer sort, program design, conversion and optimization, along with final test services.

Leaded IC



ChipPAC

Leaded packaging is the most widely used packaging type and is used in almost every electronics application. Leaded packages have been in existence since semiconductors were first mass produced and compromise approximately half of the total industry packaging volume. This packaging type has evolved from packages designed to be plugged into a printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface-mount design, in which the leads or pins are soldered to the surface of the printed circuit board. Specific packaging customization and improvements are continually being engineered to improve electrical and thermal performance, shrink package sizes and enable multi-chip capability.

We offer a wide range of lead counts and body sizes within this packaging group to satisfy customer die design variations. Our traditional leaded packages are at least three millimeters in thickness and include PDIP, PLCC, and SOIC. Our advanced leaded packages are thinner than our traditional leaded packages, approximately 1.4 millimeters in thickness or less, and have a finer pitch lead spacing, allowing for a higher pin count and greater functionality in a smaller package footprint. Our advanced leaded packages include LFCSP, MQFP, TQFP, iQUAD, TSSOP, and SSOP.

Power



Power semiconductors are used in a variety of end-markets, including industrial, automotive, computers and computer peripherals, consumer electr ics, electronic office equipment, and teleco munications and networking systems. The: end markets increasingly depend upon po regulation in the trend toward smaller dev and longer battery operating times in mob applications. Power semiconductors typica involve higher current and voltage levels t memory, logic and microprocessor devices high current involved with switching on/off voltages and the phase control of AC signa results in considerable power dissipated in nally, which in turn, produces heat. Thus ou power packages are designed in such a wa to conduct the resultant heat away from th die as power is dissipated, preventing the p device from being destroyed.

Semiconduc





Purchase of Company by Management, Citicorp Venture Capital and Bain Capital
Long Term Supply Agreement with Intel
License Flipchip Technology from LSI Logic
Long Term Supply Agreement with Intersil
Purchase of Malaysia Assembly and Test Facility
Initial Public Offering on Nasdaq
Expand Executive Team with the Hiring of Richard Freeman and Pat McCall
Provide Full Turnkey Services, inclusive of Distribution, in China
Vendor Excellence Award from Integrated Circuit Systems
Long Term Supply Agreement with Qualcomm Incorporated
Full Qualification FlipChi
August
November
June
August
October
November
December
January
February

1999

2000

Business Product Lines

Power package assembly is somewhat different from non-power IC assembly as it often employs special solder alloys requiring different semiconductor bonding machines. Higher current levels of power semiconductors likewise require larger diameter aluminum and gold wire than non-power IC's to carry the load. Our Malaysian facility maintains a vast array of these special machines needed for power semiconductor assembly and test. With a capacity of over 25.0 million units per week, we are the industry leader in power package assembly, supporting a number of the world's major power semiconductor manufacturers, whose products are designed into power supplies, battery chargers, ignition modules, voltage regulators and motor controllers.

Laminate


ChipPAC

The substrate packaging family represents our most advanced technology and some of our fastest growth products. It consists of packages employing the Ball Grid Array (BGA) format which utilizes a laminate or tape substrate rather than a leaded substrate. ChipPAC supplies its customers with substantially the entire family of BGA packaging services offered in the market place today.

Flip chip BGA technology is offered for a wide variety of consumer packages that require higher performance than standard BGA and ChipScale packages, such as advanced microprocessors, highly sophisticated application specific integrated circuits, and digital signal processors and memory packages. This package type enhances electrical performance, reduces footprint requirements and improves heat dissipation.

ChipScale BGA is designed for memory devices, digital signal processors, small application specific, radio frequency devices and other lower pincount semiconductors in very small and thin packages used in products such as wireless telephones, personal digital assistants, video cameras, digital cameras and wireless pagers.

System in Package (SiP) assembles more than one semiconductor device into one package to offer a new function. Most often these are ChipScale Packages (CSP) that stack an ASIC or DSP with SRAM and Flash memory. We additionally can add surface mounted passive devices and electrical enhancement features for construction of sub-system modules. These packages are widely used in cellular phones and other wireless telecom and consumer products.

est Services

Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. We provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and radio frequency devices, often on a turnkey basis in conjunction with packaging services. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. We have made significant investments in testing equipment over the past two years that provide us with the capabilities to test advanced mixed signal, digital logic and radio frequency devices. By increasing our emphasis on our test business and adding capacity, we have significantly increased our capabilities to support our customers increasing demand for test services.

Preferred Quality Supplier Award from Intel for the 2nd Year in a Row

Named One of the Fastest Growing Companies in Silicon Valley

Introduces the First Advanced Design and Characterization System in the Industry—Smart Design™

First to Offer ChipScale Packaging in China

Completes $65 Million Private Placement

Introduces Same Die Size Stacked ChipScale Packaging

Recognized as a Top Exporter in the China Marketplace

Triple-Die-Stacked System in a Package (SiP) Introduced for 2.5 and 3G Applications

Vendor Excellence Award from Intersil

Introduces TEBGA and TEBGA Plus Packages for Thermally and Electrically Enhanced Packages for Computer Graphics, Set Top Box, Game Machine and Cable Modem Applications

Completes $68 Million Secondary Equity Financing

March | April | May | June | July | August | November | January

2001



Gre



Global

We are a manufacturing services company and we take great pride in the high level of operational performance we deliver on a daily basis to customers. This service is delivered through great people across the globe who continue to set and achieve ever more challenging goals needed to be a global leader in service. ChipPAC has strategically located its operations to take advantage of industry outsourcing trends. The Company's manufacturing sites are located in Shanghai, China, Ichon, Korea and Kuala Lumpur, Malaysia. The Company's headquarters is in the heart of Silicon Valley and together with sales offices across the globe, we are near key customers providing the distinct ability to work closely with them. We provide around the clock design and characterization support to customers with Design Centers in Arizona, Ichon, Korea, and Kuala Lumpur, Malaysia.



Our Global Presence Enables Us to Cost Effectively Add Value For Our Customers



China

We are the largest packaging and test provider in China. Our facility in Shanghai, which was established in 1995, is 442,000 square feet with significant expansion room on our 26-acre site. ChipPAC's experienced workforce in China enabled us to be the first independent provider of ChipScale packages in the country. Our leadership in China strategically positions us to be the portal into China for our customers to achieve local content for products sold into the Chinese market. China is projected to be the second largest market in the world for semiconductors and we are positioned to benefit from this growth with our leadership in this important geographic end market.


Shanghai

ChipPAC Assembly & Test facility
Shanghai, China

People Make a Difference



Korea

ChipPAC Korea is our center of excellence for advanced package production and research and development. Located in Ichon, Korea, 50 miles southeast from Seoul, it is conveniently located near key logistics points. Having operated in this location for over eighteen years, ChipPAC has a highly skilled, dedicated and experienced workforce in this 420,000 square foot facility. Our Korean plant is well known for operational excellence in high volume manufacturing of some of the industry's most advanced packaging technology. This performance has been recognized by customer awards from Intel, IBM, LSI Logic, and GlobespanVirata, as well as through strong partnerships with key customers.



Malaysia

We are the leader in high-volume semiconductor assembly and test services for discrete, analog, RF and mixed-signal technologies for power products and are positioned to benefit from the growth in the power semiconductor area and in the growing fabless manufacturing taking place in Southeast Asia. ChipPAC's Malaysian operation with over 524,000 square feet is located in Kuala Lumpur, less than 200 miles from Singapore. Our team in Malaysia is highly experienced in the growing power/analog segment with critical experience in the testing of radio frequency ("RF") devices. Additionally, we have introduced advanced technologies into the Malaysian operation, since our acquisition of this facility in 2000, including Lead frame ChipScale Packages (LFCSP), BCC and BCC+ packages for the wireless device market.


Seoul
Inchŏn

ChipPAC Assembly, Test and R&D facility
Ichon, Korea


Kuala Lumpur
Klang

ChipPAC Assembly & Test facility
Kuala Lumpur, Malaysia

Technology Leadership

Electronic products in communications, computing, consumer and automotive applications are powered by advanced silicon technologies that are smaller, faster, lighter and more efficient than ever before. Semiconductor packaging and test has become a critical gate in achievement of end system speed, form factor and reliability. ChipPAC has developed a complete technology toolbox and package portfolio that enables packaging solutions for our customers at the lowest cost and shortest time-to-market in the high growth geographical locations of their end markets.

Enabling Smaller, Faster, Lighter, Lower Power—Electronic Devices



Smart Design™

Our Smart Design™ process with complete design and performance characterization combined with Flip Chip and Module technology, System in Package (SiP), advanced Ball Grid Array (BGA) and ChipScale Packaging (CSP), Leadframe and Power packaging technologies with environmentally friendly Lead Free and Green materials and our 300mm wafer thinning and handling capability allows us to produce the right package on-time for the most advanced silicon chips for our customers.

Our product portfolio and technology serve the communications, computer and multi applications market segments. Our Flip Chip and Thermally Enhanced BGA technology products provide broadband solutions for gaming, computers and network applications. We have the broadest portfolio of System in Package (SiP) and ChipScale Package (CSP) and Lead Frame CSP products widely used in wireless communications, mobile computing and consumer products. ChipPAC is the only major subcontract assembler to offer a full Power Package portfolio used in the power management of the rapidly expanding wireless markets and the major computing platforms today.

Financial Highlights


Test
Laminate
Leaded

Revenue Breakdown (2001)


Communications
Computing
Multi-applications

Revenue By Segment (2001)

Proforma (1) Income Statement Selected Items	1998	1999	2000	2001
Revenue	$ 334,081	$ 375,530	$ 494,411	$ 328,701
Gross profit	63,716	58,042	109,144	31,113
Operating Income (loss)	40,429	24,461	70,330	(14,309)
Income before provision for income taxes	52,867	7,845	26,978	(50,238)
Net income	$ 32,303	$ 2,056	$ 12,395	$ (52,816)
Net income per common share-basic	$ 0.83	$ 0.05	$ 0.22	$ (0.77)
Net income per common share-diluted	$ 0.83	$ 0.05	$ 0.22	$ (0.77)
EBITDA (2)	**$ 86,284**	**$ 81,936**	**$ 107,379**	**$ 45,600**

Reconciliation from GAAP to Proforma—Excluded Items *	1998	1999	2000	2001
Change in control expense		$ 11,842		
Reduction of income tax benefit to apply effective rate resulting from recapitalization		$ (4,299)		
Termination of advisory agreements fee			$ 8,000	
Interest on debt issued in connection with acquisition of Malaysian operation of Intersil, repaid with IPO proceeds			$ 918	
Restructuring charges				$ 6,232
Writedown of impaired assets				$ 34,688
Deferred tax valuation allowance				$ 6,874
Total special items	**$ 0**	**$ 7,543**	**$ 8,918**	**$ 47,794**

* For complete financial statements and notes to financial statements, see the Company's 10K filing with the Securities and Exchange Commission.

(1) Pro forma supplemental information is prepared by beginning with the Consolidated Statement of Operations, which complies with U.S. generally accepted accounting principles (GAAP), and then excluding special charges and income tax adjustments. The company believes that pro forma information conveys useful trends and comparisons of the company's operations.

(2) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not defined by GAAP. It is calculated by beginning with Income from Operations and then adding back one time items related to operating expenses, and depreciation and amortization expense.

Corporate Information

Executive Management

Dennis P. McKenna
President, Chief Executive Officer
and Chairman

Richard M. Freeman
Senior Vice President
and Chief Operating Officer

Robert J. Krakauer
Senior Vice President
and Chief Financial Officer

Patricia H. McCall
Senior Vice President Administration,
General Counsel and Secretary

Dr. Marcos Karnezos
Vice President and Chief Technology Officer

B.K. Sohn
President, ChipPAC Korea

C.B. Teh
President, ChipPAC Malaysia

S.W. Woo
President, ChipPAC China

Board of Directors

Dennis P. McKenna
Chairman of the Board

Edward Conard
Managing Director, Bain Capital

Robert W. Conn
Dean of the Jacobs School of Engineering,
University of California, San Diego

Michael A. Delaney
Managing Director,
Citicorp Venture Capital Ltd.

Marshall Haines
Principal, Bain Capital

R. Douglas Norby
Vice President and Chief Financial Officer,
Zambeel, Inc.

Chong Sup Park
Chairman and Chief Executive Officer,
Hynix Semiconductor Inc.

Paul C. Schorr, IV
Managing Director,
Citicorp Venture Capital Ltd.

Executive Offices
ChipPAC, Inc.
47400 Kato Road
Fremont, CA 94538
510.979.8000
www.ChipPAC.com

Common Stock
ChipPAC, Inc. is traded on the Nasdaq
Stock Market under the symbol CHPC

Independent Auditors
PricewaterhouseCoopers, LLP
San Jose, California

Legal Representation
Kirkland & Ellis
Los Angeles, California

Transfer Agent
U.S. Bank, N.A.
Corporate Trust Services
1555 N. River Center Drive
Suite 301
Milwaukee, WI 53212

Annual Meeting
The Annual Meeting of Stockholders will be held on Wednesday, May 15, 2002 at 10:00 a.m. at the Company's corporate offices at 47400 Kato Road, Fremont, California.

Corporate and Investor Information
Financial analysts, stockholders, interested investors and the financial media requesting additional information about the Company should contact:

The Ruth Group
David Pasquale
141 Fifth Avenue, 5th Floor
New York, NY 10010
646.536.7006
dpasquale@theruthgroup.com

or our Investor Relations Hotline at
510.979.8220
or via the internet at
investor.relations@ChipPAC.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
APR 25 2002
WASH. D.C.
165
SECTION

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 000-31173

ChipPAC, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0463048
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

47400 Kato Road, Fremont, California 94538
(Address of Principal Executive Offices, Zip Code)

(510) 979-8000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
NONE	

Securities registered pursuant to Section 12(g) of the Act:
Class A common stock, $.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Aggregate market value of voting stock held by non-affiliates of the registrant as of March 13, 2002:

$256,905,709

81,031,705 shares of the Registrant's Class A common stock were outstanding on March 13, 2002. No shares of the Registrant's Class B common stock were outstanding on that date.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement related to the 2002 Annual Meeting of Stockholders, to be filed subsequent to the date hereof—Part III.

TABLE OF CONTENTS

		Page
PART I		3
Item 1.	BUSINESS	3
Item 2.	PROPERTIES	14
Item 3.	LEGAL PROCEEDINGS	15
Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	15
PART II		16
Item 5.	MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	16
Item 6.	SELECTED FINANCIAL DATA	17
Item 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	28
Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	30
Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	80
PART III		81
Item 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT	81
Item 11.	EXECUTIVE COMPENSATION	81
Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	81
Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	81
Item 14.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K	81

PART I

ITEM 1. *BUSINESS*

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "target," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including those identified under Exhibit 99.1 of this annual report and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating these forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this annual report will in fact occur.

Industry

ChipPAC is one of the world's largest independent providers of semiconductor packaging, test, and distribution services. We offer one of the broadest portfolios of leaded and laminate packages for integrated circuits. We supply packaging solutions to the leading semiconductor companies that service the computing, communications and multi-application end markets. We are a leader in providing high end packaging solutions, including ball grid array packages, or BGA packages, the most advanced type of mass produced package. In addition to providing assembly and test services on a global basis, we are the largest semiconductor packaging and test service provider in mainland China. As consumers demand smaller electronic devices with more functionality, there is a greater requirement for power regulation and generation, which we expect to drive demand for our power packages. We are the leader in high-volume assembly, test and distribution of discrete and analog power packages. We are also one of the leading providers of advanced packaging products that address the needs of semiconductors used in wireless LAN and handset applications, including chip-scale, stacked die and flip-chip technologies.

Our online design and characterization process, referred to as SmartDESIGN™, is a proprietary web-based design collaboration system that provides a higher rate of product qualification, improved technical performance and shorter time-to-market service for our customers. This system enables us to link to our customers via the Internet to perform package design, electrical, thermal and mechanical analysis and to model end system performance.

Outsourcing of packaging and test services to independent packagers like ChipPAC continues to expand due to several factors, including time-to-market pressures, cost reduction, resource allocation, equipment utilization, the increased technological complexity of packaging and the growth of fabless semiconductor manufacturers. Historically, outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole. Management believes that the lack of investments in assembly and test capacity by semiconductor manufacturers during the recent downturn in the semiconductor industry will position outsourced providers well to capture enhanced volume levels during the next upturn in the cycle. According to TechSearch International, Inc., outsourcing for high-end package solutions such as BGA and chip-scale packages, or CSP, is forecasted to grow at a compounded annual rate of 11.6% and 12.8%, respectively, from 2000 to 2005.

The semiconductor industry has historically experienced volatility, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently recovering from a downturn, and we expect conditions to improve in 2002. This downturn has been the worst that the industry has experienced with year over year decline of 32% (according to the Semiconductor Industry Association).

Our headquarters are located in Fremont, California and our manufacturing facilities are strategically located in China, Malaysia and South Korea, to address the global needs of our customers. We also have design centers in Arizona and South Korea to provide 24-hour design support to our customers.

The packaging and test industry is highly fragmented as we compete against a number of established independent packaging houses as well as the internal capabilities of many of our largest customers. We believe however, that the following business strengths differentiate us from our competitors:

- High End Technology Expertise—We are one of the world's largest providers of outsourced BGA packages, which accounted for approximately 46.0% and 55.8% of our packaging revenue for the year ended December 31, 2001 and 2000, respectively. Our BGA packages are used for most high-end applications such as providing non-microprocessor packaging requirements for computing and communications devices, including graphics for nVIDIA Corporation, personal computer chipset for Intel Corporation, Code Division Multiple Access ("CDMA") chipsets for Qualcomm Incorporated and flash for wireless handsets. Our advanced package portfolio also includes next generation flip-chip technology for system on a chip, or SOC, which is used in network servers and telecom switching devices, as well as multi-die packaging for digital signal processors, or DSPs, and other wireless chipsets. In addition, we have critical expertise for testing radio frequency ("RF") devices. We believe that our advanced technology expertise and our commitment to research and development will enable us to continue to drive the development of solutions for next generation semiconductor packages.
- Leader in Growing Power/Analog Segment—We are the leader in high-volume semiconductor assembly and test services for discrete, analog, RF and mixed-signal technologies for power products. Power products manage the electricity requirements for multiple components, ensuring an accurate and efficient flow of voltage so electronic devices run longer and more efficiently. Our Malaysian business supports a number of the world's major power and analog semiconductor manufacturers, including Fairchild Semiconductor International, Inc., NEC Corporation, Siliconix Incorporated, STMicroelectronics, Inc. and Vishay Intertechnology, Inc. As electronics become increasingly global, portable, complex and performance-driven, the demand for power regulation increases exponentially. A broad and fast-growing range of end markets, including portable devices, household appliances, automotive systems and telecommunications, will continue to drive power semiconductor usage and the demand for our power products.
- Strategic Geographic Diversification—We are strategically located to take advantage of industry outsourcing trends. Cahners In-Stat predicts that within the next ten years, China will be the second largest market in the world for semiconductors. Our Shanghai, China facility, which was established in 1994, is the largest packaging and test provider in China, and we are the first independent provider of chip-scale BGA packages in that country. We provide local content for products sold into the Chinese market, including cellular telephones and portable devices where local content requirements are being driven by the Chinese government. Our high-volume packaging site for advanced BGA packages is in Ichon, South Korea, which is significant for its proximity to semiconductor

manufacturers entering the wafer foundry business, large semiconductor customers and an available pool of highly-skilled research and development and technical staff. Our Malaysian facility in Kuala Lumpur positions us to benefit from the growth in fabless manufacturing taking place in Southeast Asia. Our headquarters in Silicon Valley and state-of-the-art research and development facilities in Arizona and South Korea are located near our customers and provide us with the distinct ability to work on a 24-hour-basis with our customers in the design process and in supply chain management.

- New and Diversifying Customer Base—We continue to diversify our customer base and end markets. In 2001, we provided services to over 70 customers worldwide. We increased our customer diversification by adding 27 new customers in 2000 and 14 in 2001, including Fairchild, Linfinity Microelectronics, Inc., Siliconix, STMicroelectronics, Texas Instruments Incorporated and Vishay. In particular, we added eight new customers in the power semiconductor segments. Excluding the effect of our largest customer in the computing segment, the total revenue from the rest of our customer base grew at a compound rate of 36.9% from 1999 to 2001.
- Long-Term Partnership with Key Customers—We received approximately 65.9% of our revenue for the year ended December 31, 2001 with customers we have long-term agreements with. We believe these agreements provide a competitive advantage during cycles as price incentives and volume terms ensure a leading outsourced position with these customers. We have entered into a supply agreement with Qualcomm under which we will provide packaging and test services for their CDMA chipsets and RF components. We have a supply agreement with Fairchild to supply discrete power products for silicon-based power devices for the computer, communications, industrial, automotive and space and defense end-user markets. We also have an agreement with Intersil Corporation to assemble and test its PRISM® wireless LAN chipsets as well as its other analog and mixed signal semiconductors. Lastly, we support LSI Logic Corporation's flip-chip technology through a license and supply agreement.
- Among the Leaders in Growing Test Services—Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. This growth in outsourced testing is driven by the increasing demand for mixed-signal and high performance logic devices that require greater capital expenditures on testing equipment. We have made significant capital expenditures on testing equipment that provides us with the capability to test mixed-signal, digital logic, memory, power and RF devices. By increasing our emphasis on our test business and adding capacity, we have significantly increased our test revenue over the last four quarters, and we expect this growth to continue. Our test business revenue grew to $45.5 million in 2001, an increase of $35.0 million from $10.5 million in 1999.

Our Services

We offer semiconductor packaging and test services to the semiconductor industry, with products and service offerings in communications, computing and multi-applications end markets. Approximately 86.2% and 90.8% of our revenue were derived from packaging services during the years ended December 31, 2001 and 2000 respectively. Approximately 13.8% and 9.2% of our revenue were derived from test services during the years ended December 31, 2001 and 2000, respectively.

Since customers require their suppliers to pass a lengthy and rigorous qualification process that can be costly to the customers, we believe they generally do business with a few suppliers. As our services are considered part of the customer's manufacturing infrastructure, we must have dedicated resources and systems to provide flexible manufacturing, quick-turns and real-time information transfers.

Packaging

We have provided semiconductor packaging and test services since 1984, and offer a broad range of packaging formats for a wide variety of electronics applications. Our two types of packaging services, leaded and substrate, or BGA, contributed approximately 40.2% and 46.0%, respectively, of revenue for the year ended December 31, 2001.

Leaded Packaging

Leaded packaging is the most widely used packaging type and is used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers and telecommunications. Leaded packages have been in existence since semiconductors were first produced. Leaded devices comprised approximately half of the total industry packaging volume. Leaded packages are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. With leaded packages, the die is attached to a leadframe (a flat lattice of leads). The die is then encapsulated in a plastic or ceramic package, with the ends of the leadframe leads protruding from the edges of the package to enable connection to a printed circuit board. This packaging type has evolved from packages designed to be plugged into a printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface-mount design, in which the leads or pins are soldered to the surface of the printed circuit board. Specific packaging customization and improvements are continually being engineered to improve electrical and thermal performance, shrink package sizes and enable multi-chip capability.

We offer a wide range of lead counts and body sizes within this packaging group to satisfy customer die design variations. Our traditional leaded packages are at least three millimeters in thickness and include PDIP, PLCC, and SOIC. Our advanced leaded packages are thinner than our traditional leaded packages, approximately 1.4 millimeters in thickness or less, and have a finer pitch lead spacing, allowing for a higher pin count and greater functionality in a smaller package foot print. Our advanced leaded packages include LFCSP, MQFP, TQFP, iQUAD, TSSOP and SSOP. Our acquisition of the Malaysian business in 2000, added power packages to our portfolio.

Power Packaging

Power semiconductors are used in a variety of end-markets, including telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. These end markets increasingly depend upon power regulation in the trend toward smaller devices and longer operating times. Packaging manufacturers are left to contend with shrinking die geometries owing to continued emphasis upon greater mobility and portability. Power semiconductors typically involve higher current and voltage levels than memory, logic and microprocessor devices. The high current involved with switching on/off high voltages and the phase control of AC signals results in considerable power dissipated internally that produces heat. Thus our power packages are designed in such a way as to conduct the resultant heat away from the die as power is dissipated, preventing the power device from being destroyed.

Power package assembly is somewhat different from non-power IC assembly as it often employs special solder alloys requiring different semiconductor bonding machines. Higher current levels of power semiconductors likewise require larger diameter aluminum and gold wire than non-power IC's to carry the load. Our Malaysian facility maintains a vast array of these special machines needed for power semiconductor assembly and test. With a capacity of over 25.0 million units per week, we are the industry leader in power package assembly supporting a number of the world's major power semiconductor manufacturers, including semiconductor manufacturers, including Intersil, Fairchild, NEC, Siliconix, STMicroelectronics and Vishay, whose products are designed into power supplies, battery chargers, ignition modules, voltage regulators, motor controllers and power management devices.

BGA Packaging

Substrate packaging, or BGA, represents one of the fastest growing areas in the packaging industry and is used primarily in computing platforms, networking, hand held consumer products, wireless communications devices, personal digital assistants, video cameras, home electronic devices such as DVDs and home video game machines. BGA technology was first introduced as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors. As the number of leads surrounding the integrated circuit increased, high lead count packages experienced significant electrical shorting problems. The BGA methodology solved this problem by effectively creating leads on the bottom surface of the package in the form of small bumps or solder balls. In a typical BGA package, the semiconductor die is placed on top of a plastic or tape laminate substrate rather than a leadframe. The die is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of metal balls that connect the packaged device to a printed circuit board. Benefits of BGA packaging over leaded packaging include:

- smaller size;
- greater pin count, or number of connections to the printed circuit board;
- greater reliability;
- better electrical signal integrity; and higher power dissipation
- easier attachment to a printed circuit board.

We supply our customers with substantially the entire family of BGA packaging services offered in the marketplace today, including:

- Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the integrated circuit, and is used in high-performance applications, like personal computer chipsets, graphic controllers and DSPs. A standard BGA package generally has greater than 100 pins. Standard BGA packages have better thermal and electrical performance than leaded packages. They also feature more advanced surface mount technology, allowing for easier handling in the packaging process. Standard BGA packaging services accounted for 73.1%, 79.3% of our BGA packaging revenue in the years ended December 31, 2001 and 2000, respectively.

- Chip-Scale BGA. Chip-scale BGA packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and personal digital assistants, video cameras, digital cameras and pagers.

- System-in-Package (SiP) is family of chip-scale-Packages that contain many (1-4) stacked semiconductor die in one package. This technology allows greater functionality in the same package footprint and thickness without significant cost increase. These packages are used in wireless handsets, consumer products and mobile computing applications.

- Flip-chip BGA packaging in which the silicon die is directly attached to the substrate using gold bumps instead of solder balls provides the most dense interconnect at the lowest cost and highest performance. Flip-chip BGA technology is used in a wide array of applications ranging from consumer products to highly sophisticated application specific integrated circuits, referred to as ASIC, computer chipsets, graphics and memory packages. While we believe that flip-chip BGA represents the next generation of BGA packaging technology, we believe that standard BGA and chip-scale BGA packaging will experience long life cycles as have many of our leaded packaging solutions.

The following chart summarizes the different types of packaging services we offer and revenue for the year ended December 31, 2001. The full names of each packaging type are provided in the Glossary accompanying our registration statement on Form S-1 (Registration Number 333-39428).

Year Ended December 31, 2001		Year Ended December 31, 2000					
Revenue (In millions)	% of total Assembly Revenue	Revenue (In millions)	% of Total Assembly Revenue		Package Types	Application	Pin Count
Leaded							
$104.9	37.0%	$132.2	29.4%	Traditional:	PDIP, PLCC, SOIC, SSOP, TSOP, TSSOP, SIP, DPAK, D2PAK, Power, and Hermetic	Telecommunications, automobiles, household and appliances, and desktop and notebook computers Personal computers and telecommunications	2–84
$27.2	9.6%	$ 40.8	9.1%	Advanced:	MQFP, TQFP, LQFP, and iQUAD™		32–208
Laminate							
$110.9	39.2%	$218.3	48.7%	BGA:	PBGA, M2BGA™ TBGA, EBGA, and Flip PAC™	Personal computer chipsets, graphic controllers, high-end network servers products, application specific integrated circuits, microprocessors and memory packages.	100–2000
$40.2	14.2%	$ 57.7	12.8%	Chip Scale Packages (CSP): (CSP):	EconoCSP ™, M2CSP ™, Micro BGA ™, LFCSP, BCC, and Flip Chip CSP	Wireless telephones, personal digital assistants, video cameras, wireless pagers, and wirelss LAN	6–352

Test Services

We also provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and RF devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Our test revenue was essentially flat in 2001 compared to 2000 in a year where overall sales in the industry were significantly down compared to the prior year. In 2000, we achieved 251% year-over-year growth in test revenue compared to 1999. The acquisition of the Malaysian business expanded our mixed-signal testers and provides us with critical expertise for testing RF devices, one of the fastest growth areas for test outsourcing. We have also noted an increased demand from our customers to provide both assembly and test services on a full turn-key basis.

In order to test the capability of a semiconductor device, a semiconductor company will provide us with its proprietary test program and specify the test equipment to run that program. Alternatively, our customers at times may consign their test equipment to us. Our test operators place devices to be tested on a socketed, custom load board and insert the load board into the test equipment which then tests the devices using software programs developed and supplied by our customers. The cost of any specific test and the time, usually measured in seconds, to run a test vary depending on the complexity of the semiconductor device and the customer's test program.

In addition to final test services, we also provide "burn in" test services. Through "burn in," a semiconductor is inserted into a socket and subjected to extreme hot and cold temperatures over a period of time. "Burn in" tests are typically conducted to determine overall reliability of a semiconductor under extreme conditions.

Other Services

We also provide a full range of other value-added services, including:

- Design and Characterization Services. We offer design and characterization services at our Chandler, Arizona and Ichon, South Korea facilities. Our design engineers at these facilities select, design and develop the appropriate package, leadframe or substrate for that device by simulating the semiconductor's performance and end-use environment.
- Dry Pack Services. In order to prevent the failure of any semiconductors due to exposure to moisture during shipping, we "dry pack" most of our packaged integrated circuits in specially sealed, environmentally secure containers.
- Tape and Reel Services. Many electronic assembly lines utilize "tape and reel" methods in which semiconductors are attached to a tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism rather than in a tray, to facilitate the assembly process.
- Drop Shipment. In order to enable semiconductor companies to improve their time-to-market and reduce supply chain and handling costs, we offer drop shipment services in which we ship packaged semiconductor devices directly to those companies that purchase devices from our customers.

- Wafer Probe. We offer a wafer sort operation where an electrical test is performed on die while still in wafer form. This process establishes which die on each wafer are suitable to be assembled into a final package.

Customers

In 2001, we provided packaging and test services to over 70 customers worldwide. We increased our customer diversification by adding 16 new customers in 2001 including Fairchild, Linfinity Microelectronics, Siliconix, STMicroelectronics, Texas Instruments and Vishay. Our customers also include Atmel Corporation, International Business Machines Corporation, Intel, Intersil, LSI Logic, nVIDIA, Qualcomm and Samsung Semiconductor. All of these customers are representative of our various services offered.

In 2001 and 2000, the Company had four and two customers, respectively, over 10% of sales. These customers were as follows:

Customer	Year ended December 31, 2001	Year ended December 31, 2000
Intersil	20.2%	(less than)10%
Intel	18.3%	34.4%
LSI Logic	12.8%	12.6%
Atmel	10.0%	(less than)10%

We anticipate that this customer concentration will decrease as we add new customers for which we have already become qualified and customers with which we are undergoing qualification.

Our customers are located around the world, but principally in the United States of America, Asia and Europe. The following table details the percentage of total revenue we received from each of these principal geographic locations:

	Year Ended December 31, 2001	Year Ended December 31, 2000
United States of America	92%	83%
Asia	6	14
Europe	2	3
Total	100%	100%

In general, our customers principally rely on at least two independent packagers. A packaging company must pass a lengthy and rigorous qualification process that can take a minimum of three months for a typical leaded package and can take more than six months for a typical BGA package and, in each case, can cost the customer approximately $250,000 to $300,000. Once a primary packager has been selected, that packager gains insight into its customer's business operations and an understanding of its products as part of the overall working relationship. These factors, combined with the pressures of a semiconductor company to meet the time-to-market demands of its customers, result in high switching costs for semiconductor companies, making them adverse to changing or adding additional suppliers. We have been successful in attracting new customers because we are one of a few independent packaging and test companies that offers packaging, test and distribution services for a full portfolio of packages.

Marketing, Sales and Customer Support

We provide sales support to our customers through an international network of offices coordinated from our British Virgin Islands company and located in:

- United States of America:
  - Fremont, California
  - Chandler, Arizona,
  - Boston, Massachusetts,
  - Dallas, Texas,
  - Palm Bay, Florida,
- Kampen, The Netherlands,
- Tokyo, Japan,
- Shanghai, China,
- Ichon, South Korea,
- Singapore and
- Kuala Lumpur, Malaysia

Our account managers, applications engineers, customer service representatives and sales support personnel form teams that focus on a specific customer or geographic region.

As is industry practice, we operate with essentially no order backlog due to our quick cycle times. Customers deliver near-term forecasts and release production die to us in daily or weekly increments for packaging, test and distribution. These near-term forecasts guide us as to anticipated volumes, but provide no meaningful backlog statistics. Substantially all of our materials inventory is purchased based on customer forecasts, we carry small quantities of inventory and we have relatively low levels of finished goods inventory.

Our marketing efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and PDA graphics, PC chipsets, wireless LAN, memory, storage and networking. We market our leadership in advanced packaging, test technology, and distribution and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through a direct sales force, the delivery of "white papers" at industry conferences, quarterly mailings of technical brochures and newsletters, advertisements in trade journals and our website.

Suppliers

Our packaging operations depend upon obtaining adequate supplies of materials on a timely basis. The principal materials used in our packaging process are lead frames, rigid and flexible substrates, gold wire and molding compound. We purchase materials based on the demand forecasts of our customers. Our customers are responsible for the costs of any unique materials that we purchase but do not use, particularly those lead frames and substrates that are ordered on the basis of customer-supplied forecasts. We work closely with our primary materials suppliers to insure the timely availability of materials supplies, and we are not dependent on any one supplier for a substantial portion of our materials requirements. We do not see the need for long-term supply contracts and therefore have no significant agreements with materials suppliers. The materials we procure are normally available and we are able to meet our production requirements from multiple sources through periodic negotiation and placement of written purchase orders. We combine our global requirements into centrally negotiated blanket purchase orders to gain economies of scale in procurement and more significant volume discounts. Approximately 82.0% and 65.0% of our substrate costs in the years ended December 31, 2001 and 2000, respectively, were incurred from the purchase of materials from South Korea, with the balance coming primarily from Japan and Taiwan. We expect that in the next several years, an increasing portion of our materials will be supplied from sources in China, Taiwan, and Southeast Asia.

Our packaging operations and expansion plans also depend on obtaining adequate quantities of equipment on a timely basis. To that end, we work closely with our major equipment suppliers to insure that equipment deliveries are on time and the equipment meets our stringent performance specifications.

Intellectual Property

Our ability to develop and provide advanced packaging technologies and designs for our customers depends in part on our proprietary know-how, trade secrets and other non-patented, confidential technologies, which we either own or license from third parties. We have licenses to use numerous third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. Under the patent and technology license agreement that we entered into with Hynix Semiconductor, which we refer to as the Hynix Semiconductor License, we obtained a non-exclusive license to use intellectual property in connection with our packaging activities.

Following expiration of its initial term on December 31, 2003, the Hynix Semiconductor License may be extended by us from year to year upon payment of a nominal annual license fee. Hynix Semiconductor may terminate the Hynix Semiconductor License prior to December 31, 2003 if we breach the Hynix Semiconductor License and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event, or if a force majeure event prevents performance of the agreement.

In August 2001, we entered into a License Agreement with Fujitsu Limited, which we refer to as the Bump Chip Carrier ("BCC") License Agreement, under which we have obtained a non-transferable, non-exclusive and world-wide license, under certain Fujitsu patents and technical information relating to Fujitsu's proprietary BCC technology. The BCC License terminates in August 2006. Subsequent to the five- year term of the license, the agreement shall be extended on an annual basis, unless notification of intent to terminate the agreement is made by either party.

We have entered into a License Agreement with Tessera, Inc., which we refer to as the Tessera License, under which we have obtained a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera's proprietary IC packages, most significantly its mBGA™, or micro BGA, packages. The Tessera License will run until the expiration of the last Tessera patent licensed under the Tessera License. Accordingly, the expiration of the Tessera License will not occur until sometime after February 2018, which is the earliest date that all patents licensed under the Tessera License may expire.

In connection with our recapitalization in 1999, (see Note 1 to the consolidated financial statements), we obtained a non-exclusive sublicense from Hynix Semiconductor under patents owned by Motorola for use in connection with our BGA packaging process. The initial term of our sublicense under the Motorola patents will expire on December 31, 2002. This sublicense requires Hynix Semiconductor to use commercially reasonable efforts to extend or renew its license from Motorola prior to its expiration on December 31, 2002 and obtain from Motorola the right to grant us a sublicense on the same terms and conditions as those of any extended or renewed license.

We have entered into three license agreements with LSI Logic. Under the first license, which we refer to as the LSI flip-chip license, we received a worldwide, non-exclusive, royalty-bearing license to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls. Our rights under the LSI flip-chip license will become perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. LSI Logic may terminate the LSI flip-chip license if, before our rights have become perpetual and irrevocable, we breach the LSI flip-chip license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

Our second license from LSI Logic, which we refer to as the LSI CSP license, grants us a worldwide, non-exclusive license under LSI packaging technology and technical information to manufacture, use and sell semiconductor device assemblies having an overall height of less than 1.2 millimeter. Our rights under the LSI CSP license are perpetual but LSI Logic may terminate the LSI CSP license if we breach the LSI CSP license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

Our third license from LSI Logic, which we refer to as the LSI EPBGA license, grants us a worldwide, non-exclusive license under LSI packaging technology and technical information to manufacture, use and sell semiconductor device assemblies having EPBGA (enhanced plastic ball grid array) packaging. Our rights under the LSI EPBGA license are perpetual but LSI Logic may terminate the LSI EPBGA license if we breach the LSI EPBGA license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

In connection with our acquisition of the Malaysian business, we acquired ownership of all Intersil patents, technical information and copyrights used exclusively in or associated exclusively with the Malaysian business and, additionally, Intersil granted us a worldwide, non-exclusive, royalty-free license under other Intersil patents, copyrights and technical information which are also used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable.

Our primary registered trademark and trade name is "ChipPAC®." We own or are licensed to use other secondary trademarks.

Research and Development

Our research and development efforts are focused on developing new packages, assembly and test technologies and on improving the efficiency and capabilities of our existing packaging and test services. Technology development is a basic competence of ChipPAC and a key competitive factor in the packaging industry. We have invested considerable resources and we are among the leaders in new product and technology development. During the past two years, we have introduced the following new package families:

- Flip-Chip CSP — Flip-Chip chip scale package
- EconoCSP™ — Econo chip scale package
- M/2/CSP/™ — Molded multi-die chip scale package
- MicroBGA — Micro ball grid array
- LFCSP™ — Lead frame chip scale package
- EconoLGA™ — Econo land grid array
- M/2/BGA™ — Molded multi-die ball grid array
- FlipPAC™ — Flip package
- TBGA-I — Tape ball grid array one electrical plane
- TBGA-II — Tape ball grid array two electrical plane
- TEBGA+ — Thermally enhanced ball grid array plus integrated passive component
- iModule™ — Integrated module

Materials engineering plays a critical role in advanced packaging and has enabled us to develop environmentally friendly lead free and halogen free packaging already required by several of our customers.

We have established two design centers where new packages are designed and fully characterized for performance and tested both for package and system level reliability to meet end customer needs.

During 2001 and 2000, we spent approximately $14.2 million and $12.0 million, respectively, on research and development.

Competition

The packaging and test industry is highly fragmented. Our primary competitors and their primary locations are as follows:

- Advanced Semiconductor Engineering, Inc.—Taiwan
- Amkor Technology, Inc.—South Korea and the Philippines
- ASE Test Limited—Taiwan and Malaysia
- Siliconware Precision Industries Co., Ltd.—Taiwan

Each of these companies has significant packaging capacity, financial resources, research and development operations, marketing and other capabilities, and has some degree of operating experience. These companies also have established relationships with many large semiconductor companies, which are current or potential customers of ours. We also compete with the internal packaging and testing capabilities of many of our largest customers. We believe the principal elements of competition in the independent semiconductor packaging market include time-to-market, breadth of packaging services, technical competence, design services, quality, yield, customer service and price. We believe that we compete favorably in these areas.

Due in significant part to the lengthy and costly process of qualifying a supplier, most semiconductor manufacturers generally have two or more sources of packaging services.

Employees

As of December 31, 2001, we employed 5,445 full-time employees, of whom approximately 109 were employed in research and development, 5,039 in packaging and test services and 297 in marketing, sales, customer service and administration.

Approximately 1,400 of our employees at the Ichon, South Korea facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is effective to May 1, 2003 and the wage agreement is effective to May 1, 2002. We believe that we have good relationships with our employees and unions.

ITEM 2. *Properties*

Our corporate headquarters are located in Fremont, California, and we provide all packaging, test and distribution services through facilities in Ichon and Chungju, South Korea, Shanghai, China and Kuala Lumpur, Malaysia. The Ichon facility was founded in 1985 and is both ISO-9002 and QS-9000 certified. The Shanghai facility was founded in 1994 and is also ISO-9002 certified and QS-9000 certified. The Kuala Lumpur facility is ISO-9002, QS-9000 and ISO-14001 certified.

The following chart summarizes the information about our facilities:

Facility Location	Leased/Owned	Sq. Ft.	Functions/Services	Principal Packaging or Service Provided
Fremont, California	Leased	56,320	Executive Offices, Research and Development, Sales, Marketing and Administration	Sales, Marketing, Administration and Design Review Services
Pleasanton, California	Leased	1,800	Sales, Marketing and Administration	Sales, Marketing and Administration Services
Chandler, Arizona	Leased	5,000	Research and Development, Sales and Marketing	Design and Characterization Services
Shanghai, China	Owned (1)	442,000	Packaging and Test Services, Warehousing Services	Leaded IC, Chip-Scale Packaging, Test and Distribution Services
Ichon, South Korea	Leased	474,000	Packaging and Test Services, Research and Development, Warehousing Services	Advanced Leaded, BGA Packaging, Chip-Scale, Flip-Chip, Test and Distribution Services
Chungju, South Korea	Leased	129,000	Electroplating Leadframes for Ichon, South Korea	Electroplated Leadframes
Kuala Lumpur, Malaysia	Owned (1)	524,000	Packaging and Test Services, Warehousing Services	Discrete Power, Leaded IC, Test and Distribution Services

(1) Building and improvements are owned by ChipPAC but upon the termination of the existing long-term land lease revert to the lessor in the years 2044 end 2086 for our facilities in Shanghai, China and Kuala Lumpur, Malaysia, respectively.

ITEM 3. ***Legal Proceedings***

We are not involved in any legal proceedings, the outcome of which we believe would have a material adverse effect on our business, financial condition or results of operations. From time to time, however, we are involved in claims that arise in the ordinary course of business, and we maintain insurance that we believe to be adequate to cover these claims.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our stockholders during the fourth quarter of 2001.

Part II

ITEM 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our Class A common stock is traded on the Nasdaq National Market under the symbol "CHPC." Public trading of the Class A common stock began on August 9, 2000. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the our Class A common stock as quoted on the Nasdaq National Market.

	High	Low
2002		
January 1, 2002—March 15, 2002	$ 9.950	$ 5.230
2001		
Fourth Quarter	8.590	1.850
Third Quarter	11.590	1.800
Second Quarter	10.690	3.750
First Quarter	6.675	2.781
2000		
Fourth Quarter	12.375	2.188
August 9, 2000—September 30, 2000	19.500	11.188

As of March 5, 2002, there were approximately 95 stockholders of record of our Class A common stock.

Dividend Policy

We have not in the past paid, and do not expect for the foreseeable future to pay dividends on our common stock. Instead, it is anticipated that all earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our common stock is prohibited by our senior credit facility and is restricted by the indenture relating to our senior subordinated notes. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon, among other factors, the results of operations, financial condition, capital requirements and contractual restrictions.

ITEM 6. *Selected Financial Data*

ChipPAC, Inc.

SELECTED HISTORICAL FINANCIAL DATA

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Statement of Operations Data					
Revenue	$328,701	$494,411	$ 375,530	$334,081	$289,429
Gross profit	31,113	109,144	58,042	63,716	60,191
Operating income (loss)	(55,229)	62,330	12,619	40,429	25,518
Net income (loss)	(93,736)	12,056	(7,308)	32,303	(46,118)
Net income (loss) available to common stockholders	(93,736)	2,869	(11,528)	32,303	(46,118)
Net income (loss) per share available to common stockholders:					
Basic	($1.36)	$0.05	($0.30)	$0.83	($1.19)
Diluted	($1.36)	$0.05	($0.30)	$0.83	($1.19)
Shares use in per share calculation:					
Basic	68,878	57,067	38,935	38,861	38,861
Diluted	68,878	58,253	38,935	38,861	38,861
Other Financial Data:					
Depreciation and amortization	$ 59,909	$ 45,049	$ 56,701	$ 45,855	$ 40,682
Debt issue amortization	2,112	1,950	774	—	—
Acquisition of property and equipment	46,392	93,174	57,856	61,332	136,594
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 41,872	$ 18,850	$ 32,117	$ 68,767	$ 3,067
Accounts receivable, less allowance for doubtful accounts	32,034	45,904	30,003	37,729	30,156
Working capital	(17,981)	(16,296)	10,224	20,320	29,637
Total assets	430,715	469,245	343,429	359,472	233,241
Total long-term debt, including current portion	333,627	290,200	300,000	133,715	152,410
Mandatorily redeemable preferred stock	—	—	82,970	—	—
Total stockholders' equity (deficit)	(23,226)	65,697	(122,886)	113,191	9,472

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations covers in part periods prior to the completion of our recapitalization in August 1999 and prior to our initial public offering in August 2000. As part of our recapitalization, we entered into financing arrangements and, as a result, we have a different capital structure. As a result of the initial public offering, we again significantly changed our capitalization. Accordingly, the results of operations for periods subsequent to the recapitalization and initial public offering are not necessarily comparable to prior periods. The following discussion should be read in conjunction with the consolidated financial statements contained in this annual report.

Overview

In 1997, we were incorporated as a distinct entity and established as the parent of a stand-alone worldwide business. Prior to this time, we operated as a separate division of Hyundai Electronics, now Hynix Semiconductor, one of the world's largest semiconductor manufacturers and a member of the Hyundai Group, the South Korean conglomerate. In 1999, as part of a recapitalization, a group of equity investors along with management obtained control of ChipPAC. This transaction was accounted for as a recapitalization.

Our revenue consists of fees charged to our customers for packaging, testing, and distribution of their integrated circuits. From 1996 to 2001, revenue increased from $179.2 million to $328.7 million, a cumulative annual growth rate of 11.4%, primarily from the growth of substrate, or BGA packaging, and, in 2000, from the growth of test revenue and the acquisition of our Malaysian business. The semiconductor industry is however inherently volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently recovering from the worst downturn in its history. We expect conditions to improve in 2002. Due to the severity of this downturn for the semiconductor industry and for our customers, we have also experienced the first decline in revenue on a year-over-year basis in our history. This in turn has had a significant impact on our operating results. Our revenue for the year ended December 31, 2001 declined to $328.7 million or by 33.5% compared to the year ended December 31, 2000.

The semiconductor industry has historically experienced volatility, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently recovering from a downturn, and we expect conditions to improve in 2002. Based on current general economic and semiconductor market expectations, we believe it is likely we could achieve 11.0% revenue growth in 2002 as compared to 2001. This growth assumes a replenishment of inventory in the electronics supply chain, gradual recovery in our end markets and ramp-up of new customers acquired in 2001. Based on these assumptions, we believe gross margins could increase to approximately 18.0% to 20.0%, in the second half of 2002 as compared to approximately 5.2% for the second half of 2001 and that operating income could be approximately 8.8% of revenue in the second half of 2002. Based on these estimates, we expect to be profitable on a quarterly basis by the end of 2002. If our current assumptions and estimates are correct, operating expenses (selling, general, administrative, and research and development expenses) are expected to be approximately 12.0% of revenue for 2002.

Management is constantly re-evaluating estimates and the expectations above could and probably will change as the year unfolds.

The following table describes the composition of revenue by product group and test services, as a percentage of total revenue:

	Year Ended December 31,		
	2001	2000	1999
Laminate	46.0%	55.8%	68.1%
Leaded	40.2	35.0	29.1
Test	13.8	9.2	2.8
Total	100.0%	100.0%	100.0%

Quarterly Results (Unaudited)

The following table describes our unaudited historical quarterly sales, gross profit, earnings per share and net income:

	2001				2000			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(in thousands, except per share amount)							
Revenue	$89,859	$87,373	$ 74,662	$ 76,807	$97,469	$108,979	$155,795	$132,168
Gross profit	11,721	11,460	2,025	5,907	20,422	26,141	35,568	27,013
Gross margin	13.0%	13.1%	2.7%	7.7%	21.0%	24.0%	22.8%	20.4%
Writedown of impaired assets	—	—	—	34,688	—	—	—	—
Restructuring charge	2,962	—	—	3,270	—	—	—	—
Income (loss) before extraordinary item	$ (9,667)	$ (7,513)	$(16,441)	$(60,115)	$ 2,160	$ 5,632	$ 3,944	$ 2,710
Income (loss) per share available to common stockholders before extraordinary item								
Basic	$ (0.14)	$ (0.11)	$ (0.24)	$ (0.87)	$ (0.01)	$ 0.06	$ 0.03	$ 0.04
Diluted	(0.14)	(0.11)	(0.24)	(0.87)	(0.01)	0.05	0.03	0.04
Net income (loss)	$ (9,667)	$ (7,513)	$(16,441)	$(60,115)	$ 2,160	$ 5,635	$ 1,554	$ 2,710

Results of Operations

The following table describes our results of operations based on the percentage relationship of operating and other financial data to revenue during the periods shown:

	Year Ended December 31,		
	2001	2000	1999
Historical Statement of Operations Data:			
Revenue	100.0%	100.0%	100.0%
Gross margin	9.4	22.1	15.5
Selling, general & administrative	9.5	7.0	5.7
Research & development	4.3	2.4	3.3
Restructuring/other expenses	12.4	—	3.2
Operating income	(16.8)%	12.6%	3.4%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue. Revenue was $328.7 million in the year ended December 31, 2001, a decrease of 33.5% from the year ended December 31, 2000. The decline in revenue is a result of lower end-market demand for our customers' products. This decrease was realized across all the end markets we serve and was not significantly concentrated in any one end market. We believe that our customers purchased product for their inventory in amounts consistent with historical demand. Thus, as end-user demand dropped, our customers' inventories increased, thereby decreasing demand for our products.

Gross Profit. Gross profit during the year ended December 31, 2001 was $31.1 million, a decrease of 71.5% from the year ended December 31, 2000. The majority of the decrease was caused by lower demand leading to lower equipment utilization as well as lower average selling prices in the year ended December 31, 2001 compared to the year ended December 31, 2000. Equipment utilization was 52.0% and 57.0% for the years ended December 31, 2001 and 2000, respectively. Although reductions in force, furloughs, plant shutdown days and other cost saving methods were used in the year ended December 31, 2001, they were insufficient to offset the decline in revenue.

Selling, General, and Administrative. Selling, general, and administrative expenses were $31.2 million in the year ended December 31, 2001, a decrease of 10.3% from the year ended December 31, 2000. Expenses declined compared to 2000, because we implemented strict cost controls in reaction to the decline in revenue and because of the reductions in force we implemented in the first quarter of 2001. In addition, we incurred staffing expenses in the second half of 2000 related to our initial public offering that did not occur in 2001.

Research and development expenses for the year ended December 31, 2001 were $14.2 million, or 4.3% of revenue, compared to $12.0 million, or 2.4% of revenue, in the year ended December 31, 2000. Our research and development expenses in 2001 represent an 18.3% increase from similar expenses in 2000. The increases were mainly due to expenses related to power packaging technology, new processes development and flip-chip technology development.

Restructuring, write down of impaired assets and other charges. During the year ended December 31, 2001, the Company wrote down impaired assets by $34.7 million. The asset write down relates primarily to the Company's manufacturing assets in the assembly and test facilities in South Korea and Malaysia. The Company determined that due to excess capacity the future expected cash flows related to equipment for certain niche package types will not be sufficient to recover the carrying value of the manufacturing equipment for those package types in the facility. The carrying values of these assets were written down to the estimated fair market value and will continue to be depreciated over the remaining useful lives. There were no equivalent write offs in the year ended December 31, 2000.

In addition, we recorded expenses associated with reduction in force and furlough costs of $4.7 million and a loss reserve of $1.5 million on executive officers loans forgiveness in 2002, that occurred in the year ended December 31, 2001 with no comparable costs in 2000.

Interest Expense. Total outstanding interest bearing debt increased to $383.6 million at December 31, 2001 compared to $298.0 million at December 31, 2000. The increase in debt was primarily due to draw down of our revolving credit line for general corporate purposes and issuance of $50.0 million of convertible debt and $15.0 million of additional high yield borrow in June 2001. Related interest expense was $37.2 million for the year ended December 31, 2001, a decrease of 5.6% compared to the year ended December 31, 2000. The reduction in interest expense was primarily due to reduced interest rates on our debt.

Foreign Currency Gains. Net foreign currency gains were $0.19 million and $2.17 million for the years ended December 31, 2001 and 2000, respectively. These non-cash gains are primarily due to the fluctuations between the exchange rate of the United States Dollar and the South Korean Won related to long-term pension benefits payable to our South Korean employees.

Other (Income) and Expenses. Other (income) and expenses, net, was ($0.4) million and $7.9 million for the years ended December 31, 2001 and 2000, respectively. Other expenses for December 31, 2000 includes the one-time payment of $8.0 million, paid to Bain Capital and SXI Group in exchange for the termination of two advisory agreements, which were entered into during our recapitalization in 1999. There were no equivalent expenditures related to this one-time payment in the year ended December 31, 2001.

Accretion of Dividends and Recorded Value of the Intel Warrant. Accretion of dividends on preferred stock and the recorded value of the Intel Warrant was $0 in the year ended December 31, 2001, compared to $9.2 million in the year ended December 31, 2000. All preferred stock was redeemed or converted to non-dividend bearing Class A common stock concurrent with our initial public offering in August 2000. The Intel Warrant expired unexercised in February 2001.

Income Taxes. Income tax expense was $2.6 million and $3.6 million for the years ended December 31, 2001 and 2000,respectively, for an effective tax rates of approximately (2.8%) in 2001 and 20.0% in 2000. Concurrently with our recapitalization on August 5, 1999, the company was reorganized and as a result now has operations and earnings in jurisdictions with relatively low income tax rates, or where we enjoy tax holidays or other similar tax benefits.

Net (Loss) Income Available to Common Stockholders. As a result of the items above, net (loss) available to common stockholders increased to ($93.7) million for the year ended December 31, 2001, compared to net income of $2.9 million for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue. Revenue in 2000 increased 31.7% to $494.4 million from $375.5 million in 1999. We experienced strong increases across all product lines. Laminate sales increased 7.9% over 1999. Leaded sales, not including those attributable to our acquisition of the Malaysian business, increased 32.2% over 1999 and test revenue increased 186.4% over 1999. Increases in revenue were broadly distributed across all of our end markets, but the communications segment showed an increase of 99.4%. During the last six months of 2000, the Malaysian business contributed $44.0 million in revenue.

Gross Profit. Gross Profit increased to $109.1 million in 2000 from $58.0 million in 1999, resulting in a gross margin of 22.1% compared to 15.5% in 1999. Effective January 1, 2000 we re-evaluated the estimated useful lives of our property, plant and equipment. Based on our internal assessment of historical experience, a third party appraisal, and future expectations of the useful lives of our property, plant and equipment, the useful lives were changed from five years to eight years. The net book values of assembly and test product equipment and furniture and fixtures already in use are now being depreciated over the remaining useful life, based on eight years from the date the assets were originally placed in service. This change resulted in depreciation expense for the year ended December 31, 2000 being $29.0 million lower than we would have recorded if we had continued to use five-year lives. The remaining increase in gross profit was attributable to improved materials procurement and greater efficiency due to high utilization rates partially offset by an increase in average labor costs, the effect of the Malaysian business acquisition, and the strengthening of the South Korean Won against the U.S. Dollar in 2000 versus the prior year.

Selling, General, and Administrative. Selling, general and administrative expenses increased to $34.8 million in 2000 from $21.2 million in 1999. As a percentage of revenue, these expenses increased to 7.0% from 5.7%. In 2000 we hired new personnel at the management level to accommodate both our expanded operations and our transition to a public company. As a result, we incurred additional expenses associated with hiring in the areas of administration, sales, and marketing.

Research and Development. Research and development expenses decreased to $12.0 million in 2000 from $12.4 million in 1999. As a percentage of revenue, these expenses decreased to 2.4% from 3.3%. The decrease, as a percentage of revenue, was mainly caused by the additional revenue from the Malaysia business that did not require as high research and development expenditures in 2000 as the required intellectual property and process technology for the Malaysian business was acquired in the purchase.

Restructuring and Other Charges. As a result of our recapitalization, we were contractually required to make a one-time change of control payment to our unionized South Korean employees of approximately $11.8 million. The payment was recorded as an operating expense during the year ended December 31, 1999. This expense did not reoccur in 2000.

Interest Income. Interest income decreased to $0.8 million in 2000 compared to $2.8 million in 1999. The average cash balance maintained in 2000 was significantly lower than in 1999 due to the working capital and fixed asset investments needed to support our growth.

Interest Expense. Interest expense for 2000 increased 85.8% to $39.4 million in 2000 from $21.2 million in 1999. This is primarily due to 12 months of interest expense on the debt incurred as part of the recapitalization compared to five months of interest payments in 1999. In addition, we incurred interest expense on the debt incurred to complete the Malaysian acquisition.

Foreign Currency Gains. The foreign currency gain was $2.2 million in 2000 compared to $1.2 million in the prior year period. The exposure to foreign currency gains and losses has been significantly mitigated by two related factors. First, we negotiated with the large majority of our material and equipment suppliers to denominate purchase transactions in U.S. Dollars. Second, on October 1, 1999, we changed our functional currency to the U.S. Dollar from the local currencies of the South Korean and Chinese subsidiaries.

Other Income/Expense. Other expense increased $7.9 million in 2000 compared to other income of $0.7 million in 1999. This was primarily due to the one time charge of $8.0 million to end the management services agreements with Bain Capital and SXI group.

Income Taxes. Income tax expense was $3.6 million in 2000 compared to $1.9 million in 1999. Our effective tax rate was 20.0% in 2000 compared to (48.5%) in 1999. Our effective tax rate during 1999 was adversely affected by losses of the operations in China, for which no tax benefit was realized. The recapitalization also changed the tax structure and overall effective tax rate compared to 1999.

Extraordinary Loss. We incurred an extraordinary loss of $2.4 million and $1.4 million, net of tax benefit, for the years ended December 31, 2000 and 1999, respectively. The 2000 extraordinary loss was related to the early repayment of our senior term debt that was used in the acquisition of Intersil's Malaysian business that was subsequently repaid using proceeds from our initial public offering. In 1999, the extraordinary loss was related to the early retirement of debt upon the recapitalization of our company.

Net Income. As a result of the items described above, our net income increased to $12.1 million in 2000 compared to a net loss of $7.3 million in 1999.

Critical Accounting Policies

We believe the following accounting policies are most important to the portrayal of our financial condition and results of operations and require our significant judgments.

We have made and expect to continue to make significant investments in fixed assets, intellectual property and related intangible assets. Management evaluates the valuation of these assets every quarter paying special attention to events or changes in circumstances that would indicate that their carrying amount might not be recoverable. We determine whether or not the assets are recoverable based on estimated undiscounted future cash flows to be generated by the assets and if not, we calculate the amount of the impairment charge based on estimated discounted future cash flows to be generated by the assets or appraised fair value. If different assumptions or conditions were to prevail rather than those used in estimating future cash flows, significantly different determination of recoverability or of fair value for these assets and results of operations could be reported. We recorded an asset impairment charge of $34.7 million for the year ended December 31, 2001.

In addition, management uses judgment when setting expected asset useful lives for long-lived assets. The asset useful lives used are based on historical experience and future expectations. However, business conditions or underlying technology may change in the future which could cause a change in asset lives. Any change in lives would cause a significant change in depreciation and amortization. After the recapitalization (see Note 1 to the consolidated financial statements), we reassessed the asset useful lives for our long-lived assets in 2000 and changed the useful lives from five years to eight years. This change resulted in depreciation expense for the year ended December 31, 2000 being $29.0 million lower than would have been recorded using five-year lives.

We record estimated reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, we may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Furthermore, if anticipated volume levels turn out to be different, this would impact reductions to revenue and accrued customer rebates.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions less costs to dispose. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

In the year ended December 31, 2001, we increased the valuation allowance to reduce deferred tax assets to the amount, we believe, is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Liquidity and Capital Resources

Our ongoing primary cash needs are for operations and equipment purchases. We spent $46.4 million on capital expenditures during the year ended December 31, 2001 compared to $93.2 million in capital expenditures during the year ended December 31, 2000. We anticipate spending $30.0 million in capital expenditures in 2002, not including any buy out of operating leases, which we expect will not exceed $18.0 million in 2002. We no longer have the ability to borrow additional funds under the $20.0 million capital expenditure line portion of our senior credit facilities, which expired on July 31, 2001. Outstanding borrowing on the capital expenditure line at December 31, 2001 was $14.1 million and bore a weighted average interest rate of 6.77% in 2001.

Under the terms of the agreement relating to our acquisition of the Malaysian business, during the period from June 1, 2000 to June 30, 2003, Intersil is entitled to receive additional contingent incentive payments based upon the achievement of milestones relating to the transfer of business previously subcontracted by Intersil to a third party. In the event that Intersil were to achieve all the milestones, we would pay Intersil an additional sum of approximately $17.9 million in the aggregate. As of December 31, 2001, we have cumulatively paid Intersil $7.9 million under this arrangement.

In June 2001, we issued $50.0 million of 8.0% convertible subordinated notes and $15.0 million of 12.75% senior subordinated notes in a private placement. A majority of these funds were used to pay down our term loans and revolving loans under the senior credit facility. The $50.0 million of 8.0% convertible subordinated notes are convertible into shares of our Class A common stock at a conversion price of $9.96 per share, subject to adjustment at any time prior to June 15, 2011 and bear an interest rate of 8.0% per annum. The $15.0 million of 12.75% senior subordinated notes bear an interest rate of 12.75% per annum and mature on August 1, 2009.

As of December 31, 2001, our total debt consisted of $383.6 million of borrowings, which was comprised of $50.0 million of revolving loans, (which fully utilized the borrowing capacity under our revolving loans), $118.6 million in term loans, $165.0 million of senior subordinated notes and $50.0 million of convertible subordinated notes. The revolving credit line under our senior credit facilities matures on July 31, 2005, and had a weighted average interest rate of 6.0% in 2001. The term loans mature on July 31, 2005, have amortization payments due each quarter and had a weighted average interest rate of 8.2% in 2001.

Our total potential commitments on our loans, operating leases, Intersil incentive payments, royalty and license agreements as of December 31, 2001, were as follows: (in thousands)

	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
On balance sheet commitments:					
Senior credit facilities	$168,627	$50,000	$40,004	$78,623	$ —
Senior subordinated notes	165,000	—	—	—	165,000
Convertible subordinated notes	50,000	—	—	—	50,000
Total on balance sheet commitments	383,627	50,000	40,004	78,623	215,000
Off balance sheet commitments:					
Operating leases	85,436	16,790	23,690	13,760	31,196
Royalty/licensing agreements	1,000	1,000	—	—	—
Restructuring, net	3,324	3,324	—	—	—
Contingent payments to Intersil (relating to purchase of Malaysian business)	10,020	6,544	3,476	—	—
Total off balance sheet commitments	99,780	27,658	27,166	13,760	31,196
Total commitments	$483,408	$77,658	$67,170	$92,384	$246,196

Our senior credit facilities require that we meet specified financial tests, including, without limitation, a maximum leverage ratio, a minimum interest coverage ratio, minimum fixed charge coverage ratio, a maximum senior leverage ratio and, for 2002 only, a minimum consolidated adjusted EBITDA amount. In conjunction with our $65.0 million private placement in June 2001, the lenders of our senior credit facilities amended the financial tests for the period July 1, 2001 through December 31, 2004. Our senior credit facilities also contain covenants restricting our operations. There were no violations of these covenants through December 31, 2001 amended as follows. On December 31, 2001, these covenants were waived for 2002 and three new covenants were established for 2002: (1) a requirement to raise at least $20.0 million in junior capital by March 1, 2002, which was fulfilled by us through an underwritten public offering of our Class A common stock, which was completed in January 2002, (2) a minimum EBITDA requirement based on a rolling 12 months ending March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002, of $30.0 million, $26.0 million, $32.0 million and $40.0 million, respectively, and (3) a capital expenditures limit of $30.0 million in 2002 with an exemption for a buyout of existing operating leases.

In January 2002 we issued 11.4 million shares of our Class A common stock in an underwritten public offering. Not only did this offering meet the requirements of our debt instruments but the net proceeds of the offering also allowed us to pay off the entire amount outstanding under our revolving loans and a portion of the principal amount of our term loans. See a further discussion of this offering and the use of proceeds from it below under "Subsequent Common Stock Offering."

The weakness in demand in 2001 for packaging and test services has adversely affected our cash flows from operations. We believe that our existing cash balances, cash flows from operations and available borrowings under our senior credit facilities provide sufficient cash resources to meet our projected operating and other cash requirements for the next twelve months. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us. We may require capital sooner than currently expected. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. In addition, the terms of our senior credit facilities and senior subordinated notes significantly reduce our ability to incur additional debt. Failure to obtain any such required additional financing could have a material adverse effect on our company.

Other than the covenants on the debt as discussed above, we have no performance guarantees or unconsolidated entities. Our off-balance sheets commitments are limited to equipment operating leases, leases on office and manufacturing space and additional contingent incentive payments to Intersil. Our total off-balance obligations are approximately $99.8 million.

In 2001, 2000, and 1999 cash (used in) provided by operations was ($12.2) million, $46.2 million, and $45.9 million, respectively. Cash from operations mainly consisted of net (loss) income plus depreciation and amortization less utilization for working capital.

In 2001, 2000, and 1999 cash used in investing activities was $52.8 million, $130.5 million, and $56.5 million, respectively. In 2001 and 1999, cash used in investing activities mainly was invested in property and equipment. In 2000, in addition to the acquisition of property and equipment, cash was invested in the purchase of the Malaysian business, including purchased intellectual property.

In 2001, 2000, and 1999, cash provided by (used in) financing activities was $88.0 million, $71.0 million, and ($26.5) million, respectively. Cash was mainly provided by or used in debt issuance, debt prepayment, stock issuance, and stock redemption.

Derivative Financial Instruments

In 1999, we entered into foreign forward contracts to mitigate the effect of foreign currency movements on the cost of materials and equipment. The contracts entered into required the purchase of South Korean Won or Japanese Yen and the delivery of U.S. Dollars, and generally had maturities which did not exceed three months. Because the contracts entered into did not qualify as hedges under generally accepted accounting principles in the United States of America, the gains and losses from the contracts were recorded as foreign currency gains and losses. We had a net loss of $0.8 million in 1999 arising from forward foreign currency contracts. We had no gain or loss in 2001 and 2000.

As of December 31, 2001, we had no foreign currency contracts outstanding.

Recent Accounting Pronouncements

In July 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The use of the pooling-of-interest method of accounting is no longer allowed. SFAS No. 142 requires that goodwill and other intangible assets will no longer be amortized but shall be reviewed and tested annually for impairment. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and early adoption is permitted for companies with a fiscal year beginning after March 15, 2001. We expect that the adoption of SFAS No.141 and 142 on January 1, 2002, will not have a material effect on our financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" and the accounting and reporting provision of Accounting Principles Board ("APB") No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets including amortizable intangibles and is effective for fiscal years beginning December 15, 2001 as well as interim periods within those fiscal years. SFAS No. 144 does not apply to the impairment of goodwill and non-amortizable intangibles. We are currently reviewing this statement to determine its effect on our financial position and results of operations.

Acquisition of Malaysian Business

On June 30, 2000, we consummated our acquisition of Intersil's packaging and test operations located in Kuala Lumpur, Malaysia along with related intellectual property for approximately $71.5 million in cash and preferred stock. In connection with the acquisition, we entered into a five-year supply agreement with Intersil to provide Intersil assembly and test services on an exclusive basis. The Malaysian business increases opportunities in high growth advanced communications products, provides a presence in Malaysia near emerging wafer foundries, broadens our package portfolio and enhances our intellectual property in key areas. In addition, the Malaysian business expands our mixed-signal testing capabilities and provides us with critical expertise in RF testing.

We accounted for the Malaysian acquisition using purchase accounting. Under purchase accounting, the total purchase price of the Malaysian business is allocated to the acquired assets and liabilities based on their relative fair values as of the closing date of the acquisition. The purchase price of $71.5 million represents the total of the cash consideration (including direct costs of the acquisition) and the estimated fair value of the Class C preferred stock exchanged for the whole of the issued shares of the Malaysian business and certain intellectual property associated with it.

The terms of the acquisition of the Malaysian business require us to pay until June 30, 2003 additional contingent incentive payments to Intersil based on the achievement of milestones with respect to the transfer of the seller's packaging business, currently subcontracted by Intersil to third parties, to us. We will record these contingent payments as additional purchase price if and when they are earned and paid on a quarterly basis. In the event that Intersil were to achieve all the milestones, we would pay Intersil an additional sum of approximately $17.9 million in the aggregate. For the years ended December 31, 2001 and 2000, we have paid $7.5 million and $0.4 million, respectively, for a cumulative total of $7.9 million. These payments increased the effective purchase price and were allocated to non-current assets. Additionally, $2.4 million of other purchase price adjustments were recorded based on the difference between the final closing balance sheet and the estimated closing balance sheet of the Malaysian business and deferred tax of $3.1 million on the total of these purchase price adjustments. This resulted in a further increase in non-current assets.

The amount and components of the purchase price along with the allocation of the purchase price to assets purchased and liabilities assumed as of December 31, 2001 were as follows:

	(in millions)
Purchase Price:	
Cash consideration	$62.8
Estimated fair value of Class C preferred stock	15.8
Deferred taxes	3.1
Expenses	5.0
Less: payment due from Intersil	(1.8)
	$84.9
Allocation of Purchase Price:	
Land and buildings	$19.3
Plant and equipment	66.4
Intellectual property	14.2
Restructuring accrual	(7.4)
Deferred taxes	(4.1)
Net other assets and liabilities	(3.5)
	$84.9

There is no goodwill arising from the acquisition of the Malaysian business. The fair value of total assets and liabilities exceeded the purchase price by $42.8 million. This amount has been allocated in full to non-current assets as summarized below:

Non-current asset	Estimated Fair Value	Excess of Fair Value Over Purchase Price Allocated	Adjusted Fair Value
		(in millions)	
Land and buildings	$ 27.9	$ (8.6)	$19.3
Plant and equipment	93.9	(27.5)	66.4
Intellectual property	20.9	(6.7)	14.2
	$142.7	$(42.8)	$99.9

Intellectual property we acquired along with the Malaysian business primarily consists of trade secrets and patents. The estimated average useful life of these assets is between five and nine years.

An accrual of $7.4 million was established for expected costs of restructuring the Malaysian business. As of December 31, 2001 and 2000, $2.3 million and $4.9 million of these one time non-recurring costs have been incurred in connection with our factory reorganization, product discontinuance and employee related costs. As of December 31, 2001, a total of $0.2 million remains for completion of the purchase activities. We began formulating exit plans and termination data during our due diligence relating to the acquisition of the Malaysian business. The accrual was originally comprised of $5.0 million for involuntary termination benefits and $2.4 million of other exit activities. Actual involuntary termination benefits and other exit costs amounted to $7.0 million and $0.2 million, respectively. The projected number of planned reductions in head count as a result of this planned restructuring was 380 employees, with an actual reduction of 373 employees. All restructuring activities were completed in the year ended December 31, 2001, and there are no unresolved contingencies or purchase price allocation issues.

The results of operations of the Malaysian business have been included with our results of operations for periods subsequent to June 30, 2000. Set forth below is the unaudited pro forma combined summary of operations of our Company for the years ended December 31, 2000 and 1999, as if the acquisition had been made on January 1, 1999 (in thousands, except for per share amounts).

Pro Forma Disclosure

	December 31,	
	2000	1999
	(unaudited)	(unaudited)
Net sales	$536,326	$477,394
Income before extraordinary item	9,165	7,009
Net income	6,775	6,749
Earnings per share		
Basic	$ 0.10	$ 0.12
Diluted	$ 0.10	$ 0.12
Shares used in per share calculation:		
Basic	68,367	54,002
Diluted	69,553	54,601

Subsequent Common Stock Offering

On January 30, 2002, we sold 10,000,000 shares of Class A common stock in an underwritten public offering at a public offering price of $6.00 per share. In connection with this sale, we received net proceeds of approximately $56.2 million, after deducting underwriting discounts, commissions and estimated offering expenses.

We used the net proceeds of the $56.2 million from this offering to pay down term loans and revolving loans, respectively. The term loans had a weighted average interest rate of 8.2% for the year ended December 31, 2001, have scheduled amortization payments each quarter and mature on July 31, 2005. The revolving loans had a weighted average interest rate of 6.0% for the year ended December 31, 2001 and mature on July 31, 2005.

On February 14, 2002, we sold an additional 1,425,600 shares of Class A common stock in conjunction with the underwriter's exercise of their over allotment option at the public offering price of $6.00 per share. In connection with this sale, we received net proceeds of approximately $8.0 million, after deducting underwriting discounts and commissions and estimated offering expenses. We used $4.0 million of the net proceeds from the sale of the additional shares sold on February 14, 2002 to further pay down term loans. As of February 14, 2002, our term loans had a remaining balance of approximately $86.2 million and our revolving loans had been repaid in its entirety.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. We have no derivative financial instruments. We have long-term debt that carries fixed and variable interest rates. A fluctuation in interest rates of 1% would increase our annual interest charge by approximately $2.9 million. The exposure to foreign currency gains and losses has been significantly mitigated by two related factors. First, we negotiated with the large majority of our material and equipment suppliers to denominate purchase transactions in U.S. Dollars. Second, on October 1, 1999, we changed our functional currency to the U.S. Dollar from the local currencies of our South Korean and Chinese subsidiaries.

For the years ended December 31, 2001, 2000 and 1999, we generated approximately 8.1%, 16.7%, and 11.3% of total revenue, respectively, from international markets, primarily from customers in South Korea. In addition, all of the facilities currently used to provide packaging services are located in China, Malaysia and South Korea.

Moreover, many of our customers' operations are located in countries outside of the United States of America. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the United States of America particularly in China, Malaysia and South Korea. If future operations are negatively affected by these changes, sales or profits may suffer.

Investment Risk

All of our investments are at fixed rates; therefore, the fair value of these instruments is affected by changes in market interest rates. We believe that the market risk arising from our holdings of investments is minimal as all of our investments mature within one year.

Foreign Currency Risk

Based on the our overall currency rate exposure at December 31, 2001, a near term 10% appreciation or depreciation in the value of the U.S. dollar would have an insignificant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

A portion of our costs is denominated in foreign currencies like the Chinese Renminbi, the Malaysian Ringgit and the South Korean Won. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect the cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure that any hedging technique we implement will be effective. If it is not effective, we may experience reduced operating margins.

ITEM 8. *Financial Statements and Supplementary Data*

Report of Independent Accountants . . . 33

Consolidated Balance Sheets—December 31, 2001 and 2000 . . . 34

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2001 . . 35

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2001 . . . 36

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001 . 38

Notes to Consolidated Financial Statements . . . 40

Financial Statement Schedule:

Schedule II Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2001

Report of Independent Accountants

To the Stockholders and Board of Directors of ChipPAC, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and cash flows, present fairly, in all material respects, the financial position of ChipPAC, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
January 30, 2002, except for Note 20,
as to which the date is February 14, 2002

ChipPAC, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 41,872	$ 18,850
Accounts receivable, less allowance for doubtful accounts of $449 and $972	32,034	45,904
Inventories (Note 6)	12,481	21,250
Prepaid expenses and other current assets	4,515	6,720
Total current assets	90,902	92,724
Property, plant and equipment, net (Note 6)	304,650	334,733
Other assets (Note 6)	35,163	41,788
Total assets	$ 430,715	$469,245
Liabilities and stockholders' equity (Deficit)		
Current liabilities:		
Revolving Loans	$ 50,000	$ 7,800
Accounts payable	31,045	54,663
Accrued expenses and other current liabilities (Note 6)	27,838	39,757
Current portion of long-term debt	—	6,800
Total current liabilities	108,883	109,020
Long-term debt, less current portion	283,627	283,400
Convertible subordinated note	50,000	—
Other long-term liabilities	11,431	11,128
Total liabilities	453,941	403,548
Commitments (Note 15)		
Stockholders' equity (deficit):		
Common stock, Class A—par value $0.01 per share; 250,000,000 shares authorized, 69,404,000 and 68,438,000 shares issued and outstanding at December 31, 2001 and 2000	694	685
Common stock, Class B—par value $0.01 per share; 250,000,000 shares, no shares issued or outstanding at December 31, 2001 and 2000	—	—
Warrants—Class A common stock	—	1,250
Additional paid in capital	110,043	104,509
Receivable from stockholders	(985)	(1,505)
Accumulated other comprehensive income	9,169	9,169
Accumulated deficit	(142,147)	(48,411)
Total stockholders' equity (deficit)	(23,226)	65,697
Total liabilities and stockholders' equity (deficit)	$ 430,715	$469,245

The accompanying notes are an integral part of these financial statements.

ChipPAC, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2001	2000	1999
	(In thousands, except per share amount)		
Revenue	$328,701	$494,411	$375,530
Cost of revenue	297,588	385,267	317,488
Gross profit	31,113	109,144	58,042
Operating expenses:			
Selling, general and administrative	31,199	34,799	21,219
Research and development	14,223	12,015	12,362
Restructuring, write down of impaired assets and other charges	40,920	—	11,842
Total operating expenses	86,342	46,814	45,423
Operating income (loss)	(55,229)	62,330	12,619
Non-operating (income) expenses:			
Interest expense	37,214	39,432	21,241
Interest income	(688)	(843)	(2,751)
Foreign currency gains	(187)	(2,168)	(1,224)
Other (income) expenses, net	(410)	7,849	(650)
Total non-operating (income) expenses	35,929	44,270	16,616
Income (loss) before income taxes and extraordinary items	(91,158)	18,060	(3,997)
Provision for income taxes	2,578	3,614	1,938
Income (loss) before extraordinary item	(93,736)	14,446	(5,935)
Extraordinary item:			
Loss from early extinguishment of debt, net of related income tax benefit	—	2,390	1,373
Net income (loss)	(93,736)	12,056	(7,308)
Accretion of dividends on mandatorily redeemable preferred stock	—	(8,197)	(3,960)
Accretion of recorded value of the Intel warrant	—	(990)	(260)
Net income (loss) available to common stockholders	$ (93,736)	$ 2,869	$ (11,528)
Comprehensive income:			
Net income (loss)	$ (93,736)	$ 12,056	$ (7,308)
Currency translation adjustments	—	—	(1,309)
Comprehensive income loss	$ (93,736)	$ 12,056	$ (8,617)
Income (loss) per share available to common stockholders before extraordinary item			
Basic	$ (1.36)	$ 0.09	$ (0.26)
Diluted	$ (1.36)	$ 0.09	$ (0.26)
Extraordinary item			
Basic	$ —	$ (0.04)	$ (0.04)
Diluted	$ —	$ (0.04)	$ (0.04)
Net income (loss) per share available to common stockholders			
Basic	$ (1.36)	$ 0.05	$ (0.30)
Diluted	$ (1.36)	$ 0.05	$ (0.30)
Shares used in per share calculation:			
Basic	68,878	57,067	38,935
Diluted	68,878	58,253	38,935

The accompanying notes are an integral part of these financial statements.

ChipPAC, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Warrants Class A Common Stock	Additional Paid in Capital	Divisional Equity, Net of Capital Redemption	Receivable from Stockholders
	Number of Shares	Amount				
				(In thousands)		
Balance as of December 31, 1998	—	$—	$ —	$ —	$ 180,091	$(37,626)
Proceed from common stock issuance at recapitalization, net of issuance cost of $17,982	38,861	389	—	83,629	(10,000)	—
Sale of common stock and exercise of stock options	1,794	18	—	2,781	—	(1,128)
Capital contribution	—	—	—	—	(16,401)	37,626
Conversion of divisional equity to mandatorily redeemable preferred stock	—	—	—	—	(30,000)	—
Capital redemption at recapitalization	—	—	—	—	(311,220)	—
Capital contribution by HEI at recapitalization	—	—	—	—	19,816	—
Transfer of divisional equity upon recapitalization	—	—	—	(167,714)	167,714	—
Issuance of Intel warrant	—	—	1,250	—	—	—
Accretion of recorded value of Intel warrant	—	—	—	—	—	—
Dividend accretion of mandatorily redeemable preferred stock	—	—	—	—	—	—
Currency translation loss	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance as of December 31, 1999	40,655	407	1,250	(81,304)	—	(1,128)
Repayment of amount due from stockholders						185
Sale of common stock	510	5	—	1,181	—	(562)
Common stock repurchased by Company during the year	(61)	(1)	—	(39)	—	—
Conversion of preferred stock to common stock	4,349	43	—	28,588	—	—
Exercise of stock options	45	1	—	20	—	—
Accretion of recorded value of Intel warrant	—	—	—	—	—	—
Dividend accretion of mandatorily redeemable preferred stock	—	—	—	—	—	—
Issuance of common stock to Class L stockholders	8,880	89	—	(89)	—	—
Stock issued in connection with termination of management advisory agreement	367	4	—	4,396	—	—
Stock issued at IPO, net of issuance cost of $11,108	13,693	137	—	151,756	—	—
Net income	—	—	—	—	—	—
Balance as of December 31, 2000	68,438	685	1,250	104,509	—	(1,505)
Repayment of amount due from stockholders	—	—	—	—	—	520
Expiration of Intel Warrant	—	—	(1,250)	1,250	—	—
Employee stock purchases	922	9		4,117	—	—
Common stock repurchased by Company during the year	(63)	(1)	—	(18)	—	—
Exercise of stock options	107	1	—	185	—	—
Net loss	—	—	—	—	—	—
Balance as of December 31, 2001	69,404	$694	$ —	$ 110,043	—	$ (985)

The accompanying notes are an integral part of these financial statements.

ChipPAC, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Accumulated other Comprehensive Income/(Loss)	Accumulated Deficit	Total
Balance as of December 31, 1998	$10,478	$ (39,752)	$ 113,191
Proceed from common stock issuance at recapitalization, net of issuance cost of $17,982	—	—	74,018
Sale of common stock and exercise of stock options	—	—	1,671
Capital contribution	—	—	21,225
Conversion of divisional equity to mandatorily redeemable preferred stock	—	—	(30,000)
Capital redemption at recapitalization	—	—	(311,220)
Capital contribution by HEI at recapitalization	—	—	19,816
Transfer of divisional equity upon recapitalization	—	—	—
Issuance of Intel warrant	—	—	1,250
Accretion of recorded value of Intel warrant	—	(260)	(260)
Dividend accretion of mandatorily redeemable preferred stock	—	(3,960)	(3,960)
Currency translation loss	(1,309)	—	(1,309)
Net loss	—	(7,308)	(7,308)
Balance as of December 31, 1999	9,169	(51,280)	(122,886)
Repayment of amount due from stockholders			185
Sale of common stock	—	—	624
Common stock repurchased by Company during the year	—		(40)
Conversion of preferred stock to common stock	—	—	28,631
Exercise of stock options	—	—	21
Accretion of recorded value of Intel warrant	—	(990)	(990)
Dividend accretion of mandatorily redeemable preferred stock	—	(8,197)	(8,197)
Issuance of common stock to Class L stockholders	—	—	—
Stock issued in connection with termination of management advisory agreement	—	—	4,400
Stock issued at IPO, net of issuance cost of $11,108	—	—	151,893
Net income	—	12,056	12,056
Balance as of December 31, 2000	9,169	(48,411)	65,697
Repayment of amount due from stockholders	—	—	520
Expiration of Intel Warrant	—	—	—
Employee stock purchases	—	—	4,126
Common stock repurchased by Company during the year	—	—	(19)
Exercise of stock options	—	—	186
Net loss	—	(93,736)	(93,736)
Balance as of December 31, 2001	$ 9,169	$(142,147)	$ (23,226)

The accompanying notes are an integral part of these financial statements.

ChipPAC, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$(93,736)	$ 12,056	$ (7,308)
Adjustments to reconcile net income (loss) to net			
Cash provided by (used in) operating activities:			
Depreciation and amortization	59,909	45,049	56,701
Deferred tax	1,636	2,029	(3,049)
Write down of impaired assets	34,688	—	—
Non-operating extraordinary loss on early debt extinguishment	—	2,390	1,373
Non-cash termination fees	—	4,400	—
Foreign currency gains	(187)	(2,168)	(1,224)
(Gain) loss on sale of equipment	(1)	(93)	(282)
Changes in assets and liabilities:			
Accounts receivable	13,870	(3,519)	6
Inventories	8,769	(155)	(5,731)
Prepaid expenses and other current assets	2,205	(4,334)	(2,906)
Other assets	(3,290)	(14,048)	3,317
Advances to affiliates	—	—	(7,424)
Accounts payable	(23,618)	(2,499)	(11,615)
Accrued expenses and other current liabilities	(11,919)	1,859	20,021
Other long-term liabilities	(510)	3,297	3,279
Net cash provided by (used in) operating activities	(12,184)	44,264	45,932
Cash flows from investing activities:			
Acquisition of property and equipment	(46,392)	(93,174)	(57,856)
Proceeds from sale of equipment	965	17,549	1,347
Malaysian acquisition, net of cash and cash equivalents acquired	(7,399)	(54,835)	—
Net cash used in investing activities	(52,826)	(130,460)	(56,509)
Cash flows from financing activities:			
Advances to affiliates	—	(249)	(4,430)
Proceeds from revolving loans	84,633	45,600	1,169
Repayment of revolving loans	(49,234)	(37,800)	(19,469)
Net proceeds from long term debt	74,565	63,660	285,631
Capital redemption at recapitalization	—	—	(311,220)
Capital contribution by HEI at recapitalization	—	—	19,816
Repayment of long-term debt	(28,857)	(73,460)	(133,615)
Debt issue amortization	2,112	1,950	774
Payment made to extinguish debt early	—	—	(1,373)
Dividends paid	—	—	(9,435)
Net proceeds from common stock issuance at recapitalization	—	—	74,018
Net proceeds from preferred stock issuance	—	—	50,000
Net proceeds from sale of stock to management	—	—	1,671
Repayment of notes from stockholders	520	—	—
Proceeds from common stock issuance	4,312	152,578	—
Repurchase of common stock	(19)	(40)	—

The accompanying notes are an integral part of these financial statements.

	For the Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Redemption of Class B preferred stock	—	(79,310)	—
Contributions to paid in capital	—	—	20,750
Net cash provided by (used in) financing activities	88,032	72,929	(26,487)
Effect on cash from changes in exchange rates	—	—	414
Net increase (decrease) in cash	23,022	(13,267)	(36,650)
Cash and cash equivalents at beginning of year	18,850	32,117	68,767
Cash and cash equivalents at end of year	$41,872	$ 18,850	$ 32,117
Supplemental disclosure of noncash investing and financing activities			
Dividend declared and accreted	$ —	$ (8,197)	$ (3,960)
Accretion of recorded value of Intel warrant	$ —	$ (990)	$ (260)
Conversion of HEA equity to preferred stock	$ —	$ —	$ 30,000
Contribution of non-cash capital	$ —	$ —	$ 475
Sale of common stock for stockholder notes	$ —	$ 562	$ 1,128
Supplemental disclosure of cash flow information			
Income taxes paid in cash	$ 666	$ 4,011	$ 1,442
Interest paid in cash	$33,659	$ 36,865	$ 12,400

The accompanying notes are an integral part of these financial statements.

ChipPAC, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: *Business, Recapitalization and Basis of Presentation*

Business and Organization

ChipPAC, Inc. and its subsidiaries (the "Company" or "ChipPAC"), provide packaging and testing services to the semiconductor industry, with product and service offerings in communications, computing and multi-applications end markets. The Company packages and tests integrated circuits from wafers provided by its customers. The Company markets its services worldwide, with emphasis on the North American market. The Company's packaging and testing operations are located in the Republic of Korea ("South Korea" or "Korea"), the People's Republic of China ("China") and Malaysia.

Recapitalization

Prior to August 5, 1999, the Company represented the combination of four business units of Hyundai Electronics Industries Co., Ltd. ("HEI") which operated collectively as HEI's worldwide packaging and testing operations. These four business units historically consisted of the Assembly and Test Division of HEI, Hyundai Electronics Co. (Shanghai) Ltd. ("HECS"), and the Assembly and Test Division of Hyundai Electronics America ("HEA"), a majority owned subsidiary of HEI and ChipPAC, Inc. (CPI) which was owned by HEA. Sales and marketing services were primarily performed by the Assembly and Test Division of HEA. Packaging and testing services were performed by HECS and the Assembly and Test Division of HEI.

On August 5, 1999, affiliates of Bain Capital, Inc. and SXI Group LLC, a portfolio concern of Citicorp Venture Capital, Ltd., which we refer to collectively as the "Equity Investors," and management acquired a controlling interest in the Company from HEI and Hyundai Electronics America through a series of transactions, including a merger into ChipPAC, Inc. of a special purpose corporation organized by the Equity Investors. The merger was structured to be accounted for as a recapitalization. Specifically:

- the Equity Investors and other parties, including members of our management, invested $92.0 million to acquire common stock of ChipPAC, Inc. which represented approximately 90.2% of its common stock outstanding immediately following the recapitalization;
- the prior stockholders of ChipPAC, Inc. retained a portion of their common stock in ChipPAC, Inc. equal to $10.0 million, or approximately 9.8% of ChipPAC, Inc.'s common stock outstanding immediately following the recapitalization; and
- the prior stockholders received as consideration for the remainder of their common stock (i) an aggregate of $384.0 million in cash and (ii) mandatorily redeemable convertible preferred stock payable for up to an aggregate of $70.0 million. Net payment to Hyundai of $384.0 million, included capital redemption of $311.0 million and debt retirement of $133.0 million, offset by Hyundai investment of $40.0 million in mandatorily redeemable preferred stock, and a capital contribution of $20.0 million. After completion of the recapitalization, the balance of divisional equity of $0.2 million was transferred to additional paid in capital.

Basis of Presentation

The financial statements for the period subsequent to the recapitalization and at December 31, 2001, 2000 and 1999, have been prepared on a consolidated basis. The consolidated financial statements include the accounts of ChipPAC, Inc. and its majority controlled and owned subsidiaries. All significant intercompany balances have been eliminated on consolidation. Prior to the recapitalization, the Company prepared it's comparative financial statements on a combined basis. Certain prior period balances have been reclassified to conform to the current period presentation.

Note 2: *Summary of Significant Accounting Policies*

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant estimates made by management include: the useful lives of property; plant and equipment and intangible assets as well as future cash flows to be generated by those assets; revenue reductions relating to customer programs and incentive offerings; allowances for doubtful accounts, customer returns and deferred tax assets; inventory realizability and contingent liabilities, among others. Actual results could differ from the estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Financial Instruments

The amounts reported for cash and cash equivalents, accounts receivable, certain other assets, accounts payable, certain accrued and other liabilities, and short-term and long-term debt approximate fair value due to their short maturities or market interest rates.

Comprehensive Income (Loss)

Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("SAFS No. 130") establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income (loss) includes all changes in equity during a period from transactions and events from non owner sources. In the year ended December 31, 2001 and 2000, comprehensive income (loss) approximated net income (loss). In the year ended December 31, 1999, comprehensive income (loss) was ($8.6) million.

Inventories

Inventories are stated at the lower of cost (computed using the first-in, first-out method) or market value. The Company does not take ownership of its customer supplied semiconductors. The risk of loss associated with the customer supplied semiconductors remains with the customer. These customer supplied semiconductors are not included as part of the Company's inventories.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The Company uses the straight-line method to depreciate machinery and equipment over their estimated useful lives from three to eight years. Building facilities and building improvements located in the Shanghai, China facilities are depreciated over 20 years. Building facilities and building improvements in the Kuala Lumpur, Malaysia facilities are depreciated over 25 and 17 years, respectively. Land use rights in Shanghai, China and Kuala Lumpur, Malaysia are amortized over 50 years. Leasehold improvements are amortized over the shorter of the asset life or the remaining lease term.

Intangibles

Intangibles are amortized over their useful lives on a straight-line basis over a period of three to seven years.

Long-Lived Assets

Long-lived assets held by the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of carrying amounts to future net cash flows an asset is expected to generate, if an asset is considered to be impaired, the impairment to be recognized is measured by the amount to which the carrying amount of the assets exceeds the fair value of the asset.

Concentration of Credit Risk and Major Customers

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable and cash and cash equivalents.

The Company's customers are comprised of companies in the semiconductor industry located primarily in the United States of America. Credit risk with respect to the Company's trade receivables is mitigated by selling to well established companies, performing ongoing credit evaluations and maintaining frequent contact with customers. The allowance for doubtful accounts is based upon the expected collectability of the Company's accounts receivable.

At December 31, 2001, three customers accounted for 19%, 12% and 11% of the outstanding trade receivables. At December 31, 2000, three customers accounted for 18%, 16% and 11% of the outstanding trade receivables. Loss of or default by these customers could have an adverse effect upon the Company's financial position, results of operations and cash flows.

Cash and cash equivalents are deposited with banks in the United States of America, South Korea, China, and Malaysia. Deposits in these banks may exceed the amount of insurance provided on such deposits; however, the Company is exposed to loss only to the extent of the amount of cash and cash equivalents reflected on its balance sheets. The Company has not experienced any losses to date on its bank cash deposits.

Revenue Recognition

The Company recognizes revenue, net of rebates and discounts, upon shipment of packaged semiconductors to its customers on completion of the services. The Company does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the customer supplied materials are not reflected in revenue or in cost of revenue.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Accounting for Income Taxes

The Company accounts for deferred income taxes using the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between amounts reported in the financial statements and amounts that are or would have been reported had the combined companies filed separate income tax returns. A valuation allowance is provided for deferred tax assets when management cannot conclude, based on the available evidence, that it is more likely than not that all or a portion of the deferred tax assets will be realized through future operations. The provision for income taxes represents taxes that are or would have been payable for the current period, plus the net change in deferred tax amounts.

Computation of Net Income per Share of Common Stock

Basic net income available to common stockholders per share of common stock is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share of common stock is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and convertible subordinated note.

Foreign Exchange Contracts

In the ordinary course of business the Company may enter into foreign exchange contracts as one way to mitigate the effect of foreign currency movements associated with its operations. The contracts entered into require the purchase of Korean Won or Japanese Yen and the delivery of U.S. Dollars, and generally have maturities which do not exceed three months. Because the contracts entered into to date have not qualified as hedges under generally accepted accounting principles in the United States of America, the gains and losses from these contracts have been recorded as foreign currency gains and losses in the period in which the exchange rate changed. There were no deferred gains or losses at December 31, 2001 and 2000. At December 31, 2001 and 2000, the Company had no outstanding forward contracts and accordingly, no gains and losses were recorded in the years then ended.

Foreign Currency Translation

Effective October 1999, upon completion of the recapitalization, the Company determined that the functional currency of its foreign operations is the U.S. dollar as such gains and losses resulting from translation from local currencies to the U.S. dollar are included in determining net income or loss for the period. Previously, the Company's functional currencies of its foreign operations were the respective local currencies and the net of the effect of the translation of the accounts of the foreign operations were included in stockholders' equity as a cumulative translation adjustment.

Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and Financial Accounting Standards Board Interpretation No. 44 "Accounting for certain transactions involving stock compensation" in accounting for its employee stock options. Accordingly, compensation for stock options is measured by the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure and pro-forma requirements of SFAS No. 123, "Accounting for Stock-Based Compensation".

Recent Accounting Pronouncements

In July 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The use of the pooling-of-interest method of accounting is no longer allowed. SFAS No. 142 requires that goodwill and other indefinite life intangible assets will no longer be amortized but shall be reviewed and tested annually for impairment. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and early adoption is permitted for companies with a fiscal year beginning after March 15, 2001. The Company expects that the adoption of SFAS No. 141 and 142 on January 1, 2002, will not have a material effect on its financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" and the accounting and reporting provision of Accounting Principles Board ("APB") No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets including amortizable intangibles and is effective for fiscal years beginning December 15, 2001 as well as interim periods within those fiscal years. SFAS No. 144 does not apply to the impairment of goodwill and non-amortizable intangibles. The Company is currently reviewing this statement to determine its effect on its financial position and results of operations.

Note 3: Acquisition of Malaysian Business

On June 30, 2000, the Company consummated the acquisition of Intersil's packaging and test operations located in Kuala Lumpur, Malaysia along with related intellectual property for approximately $71.5 million in cash and preferred stock as described below, the Company agreed to pay an additional purchase price if certain performance criteria were met. In connection with the acquisition, the Company entered into a five-year supply agreement with Intersil to provide Intersil assembly and test services on an exclusive basis.

The acquisition has been accounted for using purchase accounting. Under purchase accounting, the total purchase price of the Malaysian business is allocated to the acquired assets and liabilities based on their relative fair values as of the closing date of the acquisition. The purchase price of $71.5 million represents the total of the cash consideration (including direct costs of the acquisition) and the estimated fair value of the Class C preferred stock exchanged for the whole of the issued shares of the Malaysian business and certain intellectual property associated with it.

The terms of the acquisition of the Malaysian business requires the Company to pay until June 30, 2003 additional contingent incentive payments to Intersil based on the achievement of milestones with respect to the transfer of the seller's packaging business, currently subcontracted by Intersil to a third party, to us. The Company will record these contingent payments as additional purchase price if and when they are earned and paid on a quarterly basis. In the event that Intersil were to achieve all the milestones, Intersil would receive an additional sum of approximately $17.9 million in the aggregate. For the years ended December 31, 2001 and 2000, $7.5 million and $0.4 million, respectively, were paid for a cumulative total of $7.9 million. These payments increased the effective purchase price and were allocated to non-current assets. Additionally, $2.4 million of other purchase price adjustments were recorded based on the difference between the final closing balance sheet and the estimated closing balance sheet of the Malaysian business and deferred tax of $3.1 million on all of these adjustments. This resulted in a further increase in non-current assets.

The amount and components of the purchase price including additional contingent incentive payments along with the allocation of the purchase price to assets purchased and liabilities assumed as of December 31, 2001 were as follows:

	(in millions)
Purchase Price:	
Cash consideration	$62.8
Estimated fair value of Class C preferred stock	15.8
Deferred taxes	3.1
Expenses	5.0
Less: payment due from Intersil	(1.8)
	$84.9
Allocation of Purchase Price:	
Land and buildings	$19.3
Plant and equipment	66.4
Intellectual property	14.2
Restructuring accrual	(7.4)
Deferred taxes	(4.1)
Net other assets and liabilities	(3.5)
	$84.9

In June 2000, in connection with the acquisition of the Malaysian business, the Company authorized and issued 8,750 shares of non-voting Class C-1 and 8,750 shares of Class C-2 mandatorily redeemable preferred stock having an aggregate liquidation preference of $1,000 per share. Dividends on the Class C mandatorily redeemable preferred stock accrued at a rate of 5.0% per annum. In accordance with their terms, the shares of Class C preferred stock were converted into shares of Class A common stock on August 8, 2000 upon the Company's initial public offering. While the shares had a liquidation value of $17.5 million, their fair value was determined to be $15.8 million upon issuance.

There is no goodwill arising from the acquisition of the Malaysian business. The fair value of total assets and liabilities exceeded the purchase price by $56.2 million as of July 1, 2000. This amount has been allocated in full to non-current assets as summarized below:

Non-current asset	Estimated Fair Value	Excess of Fair Value of Acquired Net Amounts Over Cost	Total Additional Purchase Price	Adjusted Fair Value
		(in millions)		
Land and buildings	$ 27.9	$(11.1)	$ 2.5	$19.3
Plant and equipment	93.9	(36.9)	9.4	66.4
Intellectual property	20.9	(8.2)	1.5	14.2
	$142.7	$(56.2)	$13.4	$99.9

Intellectual property acquired along with the Malaysian business primarily consists of trade secrets and patents. The estimated average useful life of these assets are between five and nine years.

An accrual of $7.4 million was established for expected costs of restructuring the Malaysian business. For the years ended December 31, 2001 and 2000, $2.3 million and $4.9 million of these non-recurring costs have been paid in connection with our factory reorganization, product discontinuance and employee related costs. As of December 31, 2001, a total of $0.2 million remains for completion of the purchase activities. We began formulating exit plans and termination data during our due diligence relating to the acquisition of the Malaysian business. The accrual was originally comprised of $5.0 million for involuntary termination benefits and $2.4 million of other exit activities. Actual involuntary termination benefits and other exit costs amounted to $7.0 million and $0.2 million, respectively. The projected number of planned reductions in head count as a result of this planned restructuring was 380 employees, with an actual reduction of 373 employees. All restructuring activities were completed in the year ended December 31, 2001, and there are no unresolved contingencies or purchase price allocation issues.

The results of operations of the Malaysian business have been included within the Company's results of operations for periods subsequent to June 30, 2000. Set forth below is the unaudited pro forma combined summary of operations of the Company for the years ended December 31, 2000 and 1999, as if the acquisition had been made on January 1, 1999 (in thousands, except for per share amounts).

Pro Forma Disclosure

	December 31,	
	2000	1999
	(unaudited)	
Net revenue	$536,326	$477,394
Income before extraordinary item	9,165	7,009
Net income	6,775	6,749
Earnings per share		
Basic	$ 0.10	$ 0.13
Diluted	$ 0.10	$ 0.12
Shares used in per share calculation:		
Basic	68,367	54,002
Diluted	69,553	54,601

Intersil assigned to the Company, patents, copyrights, and technical information used exclusively in or associated with the Malaysian business. Furthermore, Intersil granted a worldwide, non-exclusive, royalty-free license under other Intersil patents, copyright and technical information, to the Company, which is also used in or related to the operation of the Malaysian business. This license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which the Company will provide packaging and test services under the supply agreement with Intersil are licensed to it only for use in providing those services.

Note 4: *Termination of Advisory Agreements*

At the time of the 1999 recapitalization, the Company entered into two advisory agreements with certain Equity Investors under which the Equity Investors provided financial, advisory and consulting services to the Company. Each advisory agreement was to remain in effect for an initial term of ten years. Expenses related to these contracts were recorded as selling, general and administrative expenses.

The Company agreed to terminate the advisory agreements with the Equity Investors upon the closing of the initial public offering for a one-time aggregate payment of $8.0 million consisting of a $3.6 million cash payment and the issuance of $4.4 million of the Company's Class A common stock at a price per share equal to the initial public offering price of $12.00 per share. There were no active consulting projects involving the Equity Investors at the time the agreements were cancelled. The one-time charge to income of $8.0 million was classified as an other expense and was made in the third quarter of fiscal 2000 for the termination of these agreements.

Note 5: *Risks and Uncertainties*

Industry

The Company's business involves certain risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on a cyclical industry that is characterized by rapid technological changes, fluctuations in end-user demands, evolving industry standards, competitive pricing and declines in average selling prices, risks associated with foreign currencies, and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breadth of packaging offerings, time-to-market, technical competence, design services, quality, production yields, reliability of customer service and price.

The Company reduced the concentration of its customers that make up more than 10.0% of sales from two customers in the year 2000 accounting for 47.0% of total revenue, to four customers accounting for 61.3% of total revenue in 2001. As a result, any decommitment from any major customer for products could have an adverse impact on the Company's financial position, results of operations and cash flows.

In 2001, 2000 and 1999, the Company had four, two and one customers, over 10.0% of sales, respectively. These customers were as follows:

	Year ended December 31,		
Customer	2001	2000	1999
Intersil	20.2%	*	—
Intel	18.3%	34.4%	50.8%
LSI Logic	12.8%	12.6%	*
Atmel	10.0%	*	*

* Denotes less than 10%

Other

South Korean, Chinese, and Malaysian foreign currency exchange regulations may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China and Malaysia. As of December 31, 2001 and 2000, there were no restrictions on foreign funds flow.

The Company procures materials from local vendors in the ordinary course of business. Three vendors in South Korea supply approximately 40.0% of the Company's component parts used in performing packaging services. Management believes that the Company has sufficient suppliers such that the loss of these concentrated suppliers would not have a material impact on the Company's combined financial position, results of operations or cash flows.

Note 6: *Selected Balance Sheet Accounts*

The components of inventories were as follows (in thousands):

	December 31,	
	2001	2000
Raw materials	$ 7,949	$16,935
Work in process	3,080	2,935
Finished goods	1,452	1,380
	12,481	21,250

ChipPAC, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, plant and equipment were comprised of the following (in thousands):

	December 31,	
	2001	2000
Land use rights	$ 11,969	$ 11,089
Buildings and improvements	63,258	58,351
Equipment	457,171	496,722
	532,398	566,162
Less accumulated depreciation and amortization	(227,748)	(231,429)
	$ 304,650	$ 334,733

Land use rights represent payments made to secure, on a fully paid-up basis, the use of the property where the Company's facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively.

Effective January 1, 2000, the Company re-evaluated the estimated useful lives of equipment. Based on the Company's assessment of the data gathered, estimated useful lives of assembly and test product equipment and furniture and fixtures were changed from five years to eight years. Previously, such equipment was depreciated on a straight-line basis over an estimated useful life of five years.

The net book values of assembly and test product equipment and furniture and fixtures, as of January 1, 2000, are being depreciated over the remaining useful life, based on eight years from the date such assets were originally placed in service. This change resulted in depreciation expense for the year ended December 31, 2000 being $29.0 million lower than would have been recorded using five-year lives. The following is a proforma disclosure of the effect of this change in depreciable live on the net income of December 31, 2000: (in thousands, except per share amount)

Income before extraordinary item, as reported	$ 14,446
Change in depreciation due to useful life change from 5 yrs to 8 yrs	(29,000)
Pro forma loss before extraordinary item	(14,554)
Extraordinary item—Loss from early extinguishment of debt, net of related income tax benefit	(2,390)
Pro forma net loss	$(16,944)
Basic earnings per share:	
Pro forma loss before extraordinary item	$ (0.26)
Pro forma net loss	$ (0.30)
Weighted-average common shares outstanding used in basic earnings per share	57,067
Weighted-average common shares outstanding used in diluted earnings per share	57,067

Note 8: *Dividends Accreted*

	2001	2000
	(in thousands)	
Preferred Stock, Class A ("Intel Preferred Stock")	$—	$ 620
Preferred Stock, Class B ("Hyundai Preferred Stock")	—	5,756
Preferred Stock, Class C ("Intersil Preferred Stock")	—	1,821
	$—	$8,197

Dividends on the Intel Preferred Stock were accrued on a daily basis at a rate of 10.0% per annum. Accumulated and unpaid dividends as of December 31, 1999 were capitalized as part of Mandatorily Redeemable Preferred Stock. Total accreted dividends and liquidation value of $11.0 million were converted into 2,800,438 shares of common stock at the initial public offering.

Dividends on the Hyundai Preferred Stock were accrued on a daily basis at a rate of 12.5% per annum. Dividends were recorded as accumulated and unpaid dividends as part of Mandatorily Redeemable Preferred Stock. Total dividends and liquidation value of $79.3 million were paid in full through the proceeds of the initial public offering.

Dividends on the Intersil Preferred Stock were accrued on a daily basis at a rate of 5.0% per annum. Dividends were recorded as accumulated and unpaid dividends as part of Mandatorily Redeemable Preferred Stock. Total dividends and liquidation value of $17.6 million were converted into 1,548,816 shares of common stock at the initial public offering.

Note 9: *Earnings per share*

Statement of Accounting Standards No. 128 ("SFAS 128") requires a reconciliation of the numerators and denominators of the basic and diluted per share computations. Basic earnings per share ("EPS") is computed by dividing net income available to stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of shares of common stock and all potentially dilutive shares of common stock outstanding during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options and the if-converted method is used for determining the number of shares assumed issued from the conversion of the convertible subordinated notes.

As of December 31, 2001, there were options outstanding to purchase 7.1 million shares of Class A common stock with a weighted average exercise price of $4.01, which could potentially dilute basic earnings per share in the future, but which were not included in diluted earnings per share as their effect was antidilutive. The Company also has outstanding the $50.0 million convertible subordinated notes, which are convertible into approximately 5.0 million shares of Class A common stock but which were not included in diluted basic earnings per share as their effect was also antidilutive. Had these options and convertible subordinated notes been included in the diluted earnings per share counts, the total of weighted average shares of Class A common stock would be 70,194,000 shares.

Following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below.

	December 31, 2001			December 31, 2000			December 31, 1999		
	Loss	Shares	Per-Share Amount	Income	Shares	Per-Share Amount	Loss	Shares	Per-Share Amount
	(In thousands, except per share amounts)								
Basic EPS:									
Income (loss) per share available to common stockholder before extraordinary item	$(93,736)	68,878	$(1.36)	$5,259	57,067	$ 0.09	$(10,155)	38,935	$(0.26)
Effect of dilutive securities:									
Stock options and warrants		—			1,186			—	
Diluted EPS:									
Income (loss) per share available to common stockholder before extraordinary item	$(93,736)	68,878	$(1.36)	$5,259	58,253	$ 0.09	$(10,155)	38,935	$(0.26)
Basic EPS:									
Extraordinary item	$ —		$ —	$2,390	57,067	$(0.04)	$ 1,373	38,935	$(0.04)
Effect of dilutive securities:									
Stock options and warrants		—			1,186			—	
Diluted EPS:									
Extraordinary item	$ —		$ —	$2,390	58,253	$(0.04)	$ 1,373	38,935	$(0.04)
Basic EPS:									
Net Income (loss) per share available to common stockholders	$(93,736)	68,878	$(1.36)	$2,869	57,067	$ 0.05	$(11,528)	38,935	$(0.30)
Effects of dilutive securities:									
Stock options and warrants		—			1,186		—	—	
Diluted EPS:									
Net Income (loss) per share available to common stockholders	$(93,736)	68,878	$(1.36)	$2,869	58,253	$ 0.05	$(11,528)	38,935	$(0.30)

Note 10: *Segments and Geographic Information*

The Company is engaged in one industry segment, the packaging and testing of integrated circuits.

The following table describes the composition of revenue by product group and test services, as a percentage of total revenue:

	Year Ended December 31,		
	2001	2000	1999
Laminate	46.0%	55.8%	68.1%
Leaded	40.2	35.0	29.1
Test	13.8	9.2	2.8
Total	100.0%	100.0%	100.0%

Financial data, summarized by geographic area, were as follows (in thousands):

	United States of America	Asia	Eliminations	Consolidated
Year ended December 31, 2001				
Revenue from unaffiliated customers	$328,641	$ 60	$ —	$328,701
Revenue from affiliates	—	360,221	(360,221)	—
Total revenue	$328,641	$360,281	$(360,221)	$328,701
Interest expense	$ 37,211	$ 3	$ —	$ 37,214
Interest income	(451)	(237)		(688)
Depreciation and amortization expense	6,591	53,318	—	59,909
Income tax expense (benefit)	5,052	(2,474)	—	2,578
Income (loss) from operations	(65,557)	10,328	—	(55,229)
Identifiable assets	$408,937	$463,326	$(441,548)	$430,715
Year ended December 31, 2000				
Revenue from unaffiliated customers	$494,282	$ 129	$ —	$494,411
Revenue from affiliates	—	457,609	(457,609)	—
Total revenue	$494,282	$457,738	$(457,609)	$494,411
Interest expense	$ 39,426	$ 6	$ —	$ 39,432
Interest income	(383)	(460)		(843)
Depreciation and amortization expense	3,625	41,424	—	46,999
Income tax expense (benefit)	(3,276)	6,890	—	3,614
Income (loss) from operations	9,785	52,545	—	62,330
Extraordinary item, net of related income tax benefit	2,390	—	—	2,390
Identifiable assets	$359,560	$472,037	$(362,352)	$469,245
Year ended December 31, 1999				
Revenue from unaffiliated customers	$347,349	$ 17,382	$ —	$364,731
Revenue from affiliates	—	347,000	(336,201)	10,799
Total revenue	$347,349	$364,382	$(336,201)	$375,530
Interest expense	$ 14,484	$ 6,757	$ —	$ 21,241
Interest income	(747)	(2,004)		(2,751)
Depreciation and amortization expense	2,528	54,947	—	57,475
Income tax expense (benefit)	1,166	772	—	1,938
Income (loss) from operations	4,307	8,312	—	12,619
Extraordinary item, net of related income tax benefit	—	1,373	—	1,373
Identifiable assets	$286,673	$371,082	$(314,326)	$343,429

Revenue from unaffiliated customers is based on the geographic location of each plant's principal place of business. Revenue from affiliated customers is based on the origin of the shipment. Identifiable assets are those assets that can be directly associated with a particular geographic area. In determining each geographic location's income (loss) from operations and identifiable assets, the expenses and assets relating to general corporate activities are included in the amounts for the geographical area where they were incurred, acquired or utilized.

The Company's sales by geographic location of the customer were as follows:

Region	December 31, 2001	2000	1999
USA	92%	83%	89%
Asia	6	14	9
Europe	2	3	2
Total	100%	100%	100%

Note 11: *Term Debt and Credit Facilities*

Under the terms of the recapitalization and merger in 1999 all short and long-term debt, loans and leases and other credit facilities existing prior to the recapitalization were terminated at the recapitalization date.

To finance part of the recapitalization, the Company borrowed $300.0 million of new debt, comprising $150.0 million of term loans and $150.0 million of senior subordinated notes. The term loans bear interest based on the London Interbank Offered Rate (LIBOR) rate (1.98% at December 31, 2001) plus 2.75% to 4.0% and the senior subordinated notes bear interest at 12.75% per annum. The senior subordinated notes mature on July 21, 2009. If a change of control occurs, the Company may be required to allow holders of the senior subordinated notes to sell the Company their notes at a purchase price of 101.0% of the principal amount of the notes, plus accrued and unpaid interest. Interest is payable semi-annually for the senior subordinated notes and quarterly for the term loans.

At December 31, 2001, the Company has a borrowing capacity of $50.0 million for working capital and general corporate purposes under the revolving credit line portion of the senior credit facilities. The revolving credit line under the senior credit facilities matures on July 31, 2005. As of December 31, 2001, the Company maximized borrowings of $50.0 million on the revolving line of credit at a weighted average interest rate of 6.03%.

In June 2001, the Company issued $50.0 million of convertible subordinated notes and $15.0 million of senior subordinated notes in a private placement. The convertible subordinated notes bear interest of 8.0% per annum and the notes mature on June 15, 2011. The senior subordinated notes bear interest at 12.75% per annum and mature on August 1, 2009. A majority of these funds were used to pay down the term loans and revolving loans.

As of December 31, 2001, our debt consisted of $383.6 million of borrowings, which was comprised of $50.0 million of revolving loans, $118.6 million in term loans, $165.0 million of senior subordinated notes and $50.0 million of convertible subordinated notes.

The Company's debt instruments require that the Company meet specified financial tests, including, without limitation, a maximum leverage ratio, a minimum interest coverage ratio, minimum fixed charge coverage ratio, a maximum senior leverage ratio, capital expenditure limit and, for 2002 only, a minimum consolidated adjusted EBITDA amount. In conjunction with the Company's $65.0 million private placement in June 2001, the lenders of the Company's senior credit facilities amended the financial tests for the period July 1, 2001 through December 31, 2004. These debt instruments also contain covenants restricting the Company's operations. There were no violations of these covenants through December 31, 2001. On December 31, 2001, these covenants were waived for 2002 and three new covenants were established for 2002: 1) a requirement to raise at least $20 million in junior capital by March 1, 2002, which was fulfilled by the Company through an underwritten public offering of the Company's Class A common stock, completed in January 2002, 2) a minimum EBITDA requirement based on a rolling 12 months ending March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002, of $30.0 million, $26.0 million, $32.0 million and $40.0 million, respectively, and 3) a capital expenditures limit of $30 million in 2002 with an exemption for a buyout of existing operating leases.

Future maturities of term debt, senior subordinated notes and convertible subordinated notes outstanding at December 31, 2001 were as follows (in thousands):

Year Ended December 31,	
2002	$ 50,000
2003	15,252
2004	24,752
2005	14,901
2006	63,722
2007	—
2008	—
2009	165,000
2010	—
2011	50,000
	$383,627
Less current portion	(50,000)
Non current portion	$333,627

Substantially all assets of the ChipPAC consolidated group, with the exception of the two Chinese non-guarantor entities (ChipPAC Shanghai (Shanghai) and ChipPAC Electronic Technology (Shanghai)), have been pledged as collateral under the term debt and revolving credit facilities agreement put in place on August 5, 1999. The indenture governing the 12.75% senior subordinated notes has been fully and unconditionally guaranteed, jointly and severly on a senior subordinated basis by the parent company and the guaranteeing subsidiaries. See Note 21.—Supplemental Financial Statements of Guarantor/Non-Guarantor Entities.

On early retirement of certain debt upon the initial public offering and the recapitalization, the Company recorded an extraordinary loss of $2.4 million and $1.4 million, net of related tax benefit, in the years ended December 31, 2000 and 1999, respectively.

Note 12: *Mandatorily Redeemable Preferred Stock*

Intel Preferred Stock

Pursuant to the Intel Stock Purchase Agreement, the Company issued 10,000 shares of Class A 10.0% mandatorily redeemable preferred stock and the Intel warrant to Intel, which is referred to as the Intel Preferred Stock, for $10.0 million in cash.

Dividends on the Intel Preferred Stock accrue on a daily basis from the date of issuance at a rate of 10.0% per annum, payable when and as declared by the board of directors; provided, however, that dividends will be paid prior to the payment of any dividends with respect to any of the Company capital stock or equity securities which the Company refers to as junior securities, other than the Hyundai Preferred Stock and the Class C Preferred Stock.

All of the Intel Preferred Stock and accreted dividends of $11.0 million were converted to 2,800,438 shares of Class A common stock at the initial public offering. The total dividend accreted in the year ended December 31, 2000 was $0.6 million.

Intel Warrant

Under the Intel Stock Purchase Agreement, the Company also issued a warrant to Intel, which entitled Intel to purchase $5.0 million of our common stock at $9.60 (20.0% discount off the initial public offering price of $12.00). This warrant expired on February 5, 2001 unexercised. The value of the warrant was included as additional paid in capital during the year ended December 31, 2001.

Hyundai Preferred Stock

In connection with the recapitalization, the Company issued to HEI and Hyundai Electronics America ("HEA") 70,000 shares of Class B preferred stock, referred to as the Hyundai Preferred Stock, which had an initial aggregate liquidation preference of $70.0 million. Dividends on the Hyundai Preferred Stock accrued on a daily basis from August 5, 1999 at a rate of 12.5% per annum.

The Hyundai Preferred Stock, including all accreted dividends totaling $79.3 million, was fully redeemed with proceeds from the initial public offering. Total dividend accreted for the year ended December 31, 2000 was $5.8 million.

In addition, HEI could have received up to an additional $55.0 million in cash during the four-year period beginning January 1, 1999 if the Company had exceeded certain levels of EBITDA as set forth in the recapitalization agreement. HEI was entitled to receive 33.3% of the amount by which the EBITDA (defined in the recapitalization agreement as net income before interest, taxes, depreciation, amortization, extraordinary items and advisory fees) exceeded $116.5 million, $171.3 million, $198.5 million and $231.8 million, respectively, in each of the first four years following the recapitalization. In the event the final $20.0 million of such $55.0 million in cash was required to be paid to HEI, it would have been paid by the mandatory redemption of an equal amount of Hyundai Preferred Stock. No payments were made to HEI in the years ended December 31, 2000 and 1999 under these terms, and this right expired with the redemption of the Hyundai Preferred Stock.

Class C Preferred Stock

In connection with our acquisition of the Malaysian business, the Company authorized and issued shares of non-voting Class C mandatorily redeemable preferred stock having an aggregate liquidation preference of $17.5 million. Dividends on the Class C mandatorily redeemable preferred stock accrued at a rate of 5.0% per annum.

Total liquidation value and accreted dividends of $17.6 million were converted into 1,548,815 shares of Class A common stock at the initial public offering.

Note 13: *Common Stock and Stockholders' and Equity*

A portion of certain shares sold by the Company are subject to a right of repurchase by the Company subject to vesting, which is generally over a four year period from the earlier of grant date or employee hire date, as applicable until vesting is complete. At December 31, 2001, there were 505,629 shares subject to repurchase.

The Company currently has authorized Class A and B common stock. There are 250,000,000, $0.01 par value, shares authorized of each Class A and Class B common stock. At December 31, 2001 and 2000 there were 69,404,000 and 68,438,000 shares, respectively, of Class A common stock issued and outstanding. There were no shares of Class B common issued or outstanding at December 31, 2001, or 2000.

On June 13, 2000 the Company was reincorporated in Delaware ("ChipPAC Delaware"). In order to effect the reincorporation, ChipPAC, Inc., a California corporation ("ChipPAC California"), was merged with and into ChipPAC Delaware and as a result of which ChipPAC California ceased to exist. The Company operates its business as ChipPAC, Inc. The merger occurred immediately prior to the effectiveness of the Company's Registration Statement on Form S-1. In the merger, each outstanding share of ChipPAC California Class A common stock was converted into one share of ChipPAC Delaware Class A common stock. Each outstanding share of ChipPAC California Class B common stock was converted into one share of ChipPAC Delaware Class B common stock. Each outstanding share of ChipPAC California Class L common stock was converted into and became one share of ChipPAC Delaware Class A common stock plus an additional number of shares of ChipPAC Delaware Class A common stock which was determined by dividing a preferential distribution, based in part on the original cost of such share plus an amount which accrued daily at a rate of 12.0% per annum, compounded quarterly, by the per share price of the ChipPAC Delaware Class A common stock in the initial public offering. As a result, Class L common stockholders received 8,880,507 shares of Class A common stock.

The Company currently has authorized 10,000,000 shares of preferred stock, par value $0.01, which may be issued in one or more series. At December 31, 2001 and 2000, there were no shares of preferred stock outstanding. At December 31, 1999 there were 10,000 shares of Class A preferred stock and 70,000 shares of Class B preferred stock outstanding.

Initial Public Offering

In July 2000, a 0.38098771 for 1 reverse stock split was made on the Company's common stock. All share and per share information presented herein has been restated to give effect to the stock split.

On August 8, 2000, the Securities and Exchange Commission declared effective the Registration Statement on Form S-1 (Registration No. 333-39428) relating to the initial public offering of the Company's Class A common stock. In connection with the closing of the initial public offering, the Company issued 10,000,000 shares of Class A Common Stock for gross proceeds of $120.0 million. The Company concurrently completed the private placement described below. The total proceeds from the offering and the concurrent private placement, net of issuance costs, were $135.0 million.

On August 18, 2000 in connection with the underwriters' exercise of their over-allotment option to purchase additional shares of our Class A common stock, an additional 1,500,000 shares of Class A common stock for gross proceeds of $18.0 million were issued by the Company. Total proceeds from the issuance of the additional shares, net of issuance costs, was $16.9 million.

The net proceeds, amounting to $151.8 million, have been used to redeem in full the Class B mandatorily redeemable preferred stock of $79.3 million and to repay debt of $64.2 million.

In connection with the closing of the initial public offering, all outstanding shares of Class A and Class C mandatorily redeemable preferred stock were automatically converted into an aggregate of 4,349,254 shares of Class A common stock.

Qualcomm Private Placement

On July 13, 2000, Qualcomm agreed to enter into a three-year supply agreement with the Company under which the Company will provide packaging and test services for integrated circuit devices for Qualcomm and Qualcomm agreed to purchase $25.0 million of our Class A common stock at a purchase price per share of $11.40 (95.0% of the initial public offering price) in a private placement that occurred concurrently with the closing of the Company's initial public offering. Based on the initial public offering price of $12.00 per share, Qualcomm purchased 2,192,983 shares of Class A Common Stock.

Note 14: *Termination of Advisory Agreements*

At the time of our 1999 recapitalization, we entered into advisory agreements with affiliates of Bain Capital, Inc. and SXI Group LLC, a portfolio concern of Citicorp Venture Capital Ltd., (our Equity Investors), under which the Equity Investors provided financial, advisory and consulting services to us. Each advisory agreement was to remain in effect for an initial term of ten years.

We agreed to terminate the advisory agreements with the Equity Investors upon the closing of the initial public offering for a one-time aggregate payment of $8.0 million consisting of a $3.6 million cash payment and the issuance of $4.4 million of our Class A common stock at a price per share equal to the initial public offering price. We recorded a one-time charge to income of $8.0 million in the third quarter of fiscal 2000 for the termination of these agreements.

Note 15: *Commitments*

Intel Materials Agreement

On August 5, 1999, the Company and Intel entered into the Intel Materials Agreement pursuant to which Intel will outsource to the Company a portion of its semiconductor packaging needs. In return, the Company will provide Intel with rebates based upon the volume of packaging services outsourced to the Company. Rebates are deducted from revenue and accrued as current liabilities when the sale is made. The rebate percentage applied in computing the accrual is based on projected total sales and the relevant rebate percentages for the periods stated in the agreement. The Intel Materials Agreement covers semiconductor packaging services for which Intel has an ongoing purchasing requirement and for which the Company is a qualified source and where costs, yields and quality are equal to that of the same services provided by other semiconductor packaging companies. The Intel Materials Agreement also provides that Intel will not enter into other agreements for packaging services that contain provisions relating to competitive pricing and volume guarantees similar to those contained in the Intel Materials Agreement. This restriction only applies to agreements with semiconductor packaging companies that (i) are qualified to provide packaging services to Intel and (ii) provide the same type of packaging services provided by the Company. The Intel Materials Agreement also obligates the Company to first offer to Intel rights to use intellectual property related to certain new packaging services technology developed by the Company. The agreement expired on December 31, 2001 and was extended to March 31, 2002. For the year ended December 31, 2001, there was no rebate amount earned by nor paid to Intel. For the years ended December 31, 2000 and 1999, Intel earned and was paid $3.6 million for both years. The rebates were accrued when earned and were paid in January following each of December 31, 2000 and 1999.

The Company's executive offices in the United States of America were leased from HEA until May 2001, thereafter, the Company's executive offices were moved to Fremont, California and are leased from an unrelated party. The Company's facilities in Korea are leased from HEI, under non-cancelable operating lease arrangements through 2004 with an option to extend to 2009. Rent expense in the years ended December 31, 2001, 2000, and 1999 was $6.4 million, $5.2 million, and $4.9 million respectively.

Future annual minimum lease payments under noncancellable operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 31, 2001 were as follows (in thousands):

Years Ended December 31,	
2002	$16,790
2003	15,255
2004	8,435
2005	6,760
2006	7,000
Thereafter	31,196
	$85,436

Note 16: *Related Party Transactions*

	December 31,		
	2001	2000	1999
	(In thousands)		
Revenue from sale of packaging and testing services to HEI group	$4,623	$31,500	$10,800
Reimbursement for plating services provided to HEI group including margin of $2,040, $4,236 and $2,734, respectively	6,392	9,300	8,100
Accounts receivable at year end for sales and plating services to HEI group	417	814	11,700
Accounts payable to HEI group for common area use of facilities and utilities	1,370	—	—

During the years ended December 31, 2001, 2000 and 1999, HEA charged $0.3 million, $0.7 million and $0.8 million, respectively to the Company for rent and building related taxes, insurance, and maintenance.

At June 30, 1998, Hyundai Information Technology ("HIT") entered into a three-year agreement with CPK to provide information technology services. This agreement was extended to June 2002. For the years ended December 31, 2001, 2000 and 1999, HIT charged CPK $0.9 million, $1.6 million and $2.3 million, respectively.

During 1998, the Company entered into an agreement with HIT for the installation of a significant portion of a modular software system. The installation of this portion of the software system was completed in February 1999. For the year ended December 31, 1999, the Company incurred charges of $2.3 million from HIT. There were no similar charges for the years 2001 or 2000.

At the time of the recapitalization, the Company entered into two ten-year advisory agreements with the Equity Investors. The Company and the Equity Investors agreed to terminate the advisory agreements upon the closing of the initial public offering (see Note 14).

In 2001, in conjunction with restructuring and related activities, a loan loss reserve of $1.5 million for executive officers was established (see Note 6).

Note 17: *2000 Equity Incentive Plan and 1999 Stock Purchase and Option Plan*

The Company adopted the 1999 Stock Purchase and Option Plan, or the "1999 Stock Plan," which authorized the granting of stock options and the sale of Class A common stock or Class L common stock to current or future employees, directors, consultants or advisors of the Company. Under the 1999 Stock Plan, a committee of the board of directors authorized to sell or otherwise issue Class A common stock or Class L common stock at any time prior to the termination of the 1999 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by the committee up to an aggregate of 15,500,000 shares of Class A common stock and 500,000 shares of Class L common stock, including shares of common stock with respect to which options may be granted, subject to adjustment upon the occurrence of specified events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. No options or stock grants have been made under the 1999 Stock Plan since our initial public offering, when the 2000 Equity Incentive Plan or "2000 Plan" became effective.

The Company's 2000 Plan was adopted by the board of directors and approved by the stockholders on June 14, 2000. Amendments to the 2000 Plan were adopted by the board of directors on January 30, 2001, and approved by the stockholders on March 16, 2001. The 2000 Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of nonstatutory stock options to employees, directors and consultants. A total of (1) 20,225,578 shares of common stock, (2) any shares returned to the company's 1999 Plan (the 1999 Stock Purchase and Option Plan) as a result of termination of options and (3) annual increases to be added on the date of each annual meeting of stockholders of the Company commencing in 2001 equal to one percent of the outstanding shares of common stock, or a lesser amount as may be determined by the board of directors, have been reserved for issuance pursuant to the 2000 Plan.

Options are granted at the fair market value and expire up to ten years after the date of grant. Vesting occurs usually over a two to four year period.

The following table summarizes stock option activity under the 1999 Stock Plan:

1999 Option Plan	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
Options reserved	2,857,408	—	$ —
Options granted	(2,213,443)	2,213,443	2.35
Options cancelled	26,860	(26,860)	1.40
Options exercised	—	(1,028,665)	0.29
Balances at December 31, 1999	670,825	1,157,918	4.19
Options reserved	51,909	—	—
Options granted	(682,154)	682,154	10.30
Options cancelled	106,658	(106,658)	4.96
Options exercised	—	(45,174)	0.47
Options transferred	(147,238)	—	—
Balances at December 31, 2000	—	1,688,240	$ 6.71
Options reserved	57,669	—	—
Options cancelled	201,362	(201,362)	6.99
Vested options expired	22,612	(22,612)	7.48
Options exercised	—	(106,772)	1.74
Options transferred	(281,643)	—	—
Balances at December 31, 2001	—	1,357,494	$ 7.05

The following table summarizes stock option activity under the 2000 Plan:

2000 Option Plan	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balances at January 1, 2000			
Options reserved	1,142,963	—	$ —
1999 options unused	147,238	—	—
Options granted	(1,263,502)	1,263,502	5.01
Options cancelled	12,770	(12,770)	12.60
Balances at December 31, 2000	39,469	1,250,732	4.93
Options reserved	10,069,609	—	$ —
1999 options unused	281,643	—	—
Options granted	(4,768,235)	4,768,235	2.95
Options cancelled	228,001	(228,001)	4.81
Vested options expired	200	(200)	7.88
Balances at December 31, 2001	5,850,687	5,790,766	3.30

The following table summarizes information with respect to options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Shares	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Number of Shares	Weighted Avg. Exercise Price
$ 0.29-0.29	173,982	$ 0.29	7.9	46,876	$ 0.29
1.88-1.94	2,312,800	1.88	9.7	—	
2.88-4.07	3,086,600	3.51	9.1	177,150	2.88
5.50-7.88	900,468	5.83	7.9	371,248	5.68
9.32-12.75	674,410	12.15	8.7	141,099	12.64
$0.29-12.75	7,148,260	$ 4.01	9.1	736,373	$ 6.00

The estimated weighted average fair value of options granted in 2001, 2000 and 1999 were $1.42, $3.21 and $0.91, respectively, based on the Black-Scholes option pricing model using assumptions as described below.

Employee Stock Purchase Plan

In 2000, the Company adopted an employee stock purchase plan ("ESPP") for the benefit of its employees. The Plan qualified in the United States of America under section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company's Class A common stock through payroll deductions at a price equal to 85.0% of the lower of the fair market value at the beginning or the end of each specified six-month offering period. Stock purchases are limited to 15.0% of an employee's eligible compensation. During 2001, a total of 921,656 shares of Class A common stock at a weighted average price of $4.48 per share, were issued through the ESPP. At December 31, 2000 no shares were issued under the plan. At December 31, 2001, 221,307 shares were reserved for future issuance under the ESPP.

The estimated weighted average fair value of shares purchased under the Employee Stock Purchase Plan in 2001 was $1.88.

Stock-Based Compensation

The Company has adopted the disclosure only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for the Company's stock option and purchase plan activity. If compensation expense had been determined based on the grant date fair value for awards in 2001, 2000, and 1999 in accordance with the provisions of SFAS 123, the Company's net income (loss) and earnings per share would have been reduced to the pro forma amounts indicated below:

	December 31,		
	2001	2000	1999
	(In thousands, except per share amounts)		
Net income (loss) as reported	$(93,736)	$2,869	$(11,528)
Pro forma net income (loss)	(99,866)	1,259	(11,692)
Earnings (loss) per share as reported:			
Basic	$ (1.36)	$ 0.05	$ (0.30)
Diluted	$ (1.36)	$ 0.05	$ (0.30)
Pro forma earnings (loss) per share:			
Basic	$ (1.45)	$ 0.02	$ (0.30)
Diluted	$ (1.45)	$ 0.02	$ (0.30)

In calculating pro forma compensation, the fair value of each stock option and stock purchase right is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Employee Stock Options December 31,		
	2001	2000	1999
Dividend yield	None	None	None
Volatility	57%	54%	39%
Risk-free interest rate	3.63%-4.83%	5.99%-7.13%	5.74%-6.13%
Expected lives (in years)	4	4	4

	Employee Stock Purchase Plan December 31,		
	2001	2000	1999
Dividend yield	None	None	None
Volatility	57%	—	—
Risk-free interest rate	4.96%-6.33%	—	—
Expected lives (in years)	0.5	—	—

Note 18: *Income Taxes*

The provision for (benefit from) income taxes is comprised of the following (in thousands):

	December 31,		
	2001	2000	1999
Current			
Federal	$ —	$ —	$ 209
State	1	1	98
Foreign	941	1,584	4,680
Total Current	942	1,585	4,987
Deferred			
Federal	3,327	(3,533)	566
State	385	(420)	95
Foreign	(2,076)	5,982	(3,710)
Total Deferred	1,636	2,029	(3,049)
Tax expense	$ 2,578	$ 3,614	$ 1,938

Income (loss) before taxes and extraordinary items is comprised of the following (in thousands):

	December 31,		
	2001	2000	1999
Domestic	$ (483)	$ (9,003)	$(1,498)
Foreign	(90,675)	27,063	(2,499)
	$(91,158)	$18,060	$(3,997)

A summary of the composition of net deferred income tax assets (liabilities) is as follows (in thousands):

	December 31,	
	2001	2000
Assets:		
Loss due to impaired assets	$ 6,424	$ 426
Income recognized for tax but not for books	11,324	7,598
Tax credits	7,712	2,663
NOL Carryforward	5,671	3,490
Other	4,255	2,955
Total gross deferred tax assets	35,386	17,132
Less valuation allowance	(24,373)	(6,122)
Net deferred tax assets	11,013	11,010
Liabilities:		
Depreciation	(16,086)	(10,870)
Other	(69)	(570)
Gross deferred tax liabilities	(16,155)	(11,440)
Total net deferred tax liability	$ (5,142)	$ (430)

Included in deferred tax liabilities relating to depreciation as of December 31, 2001 is an amount of $3.1 million relating to additional purchase price for the Malaysia business, which was included in non-current assets.

Reconciliation of the statutory federal income tax to the Company's effective tax:

	December 31,	
	2001	2000
Tax at federal statutory rate	35.0%	35.0%
State, net of federal benefit	0.9	(1.7)
Valuation allowance on net operating loss	(6.8)	—
Foreign operation net difference	(31.4)	(16.5)
Other	(0.5)	3.2
Provision for taxes	(2.8)%	20.0%

At December 31, 2001, the Company had approximately $10.3 million of federal and $6.2 million of state net operating loss carryforwards available to offset future taxable income, which expire in varying amounts from 2006 to 2020. Under the Tax Reform Act of 1986, the amounts of the benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year, include, but are not limited to, a cumulative ownership change of more than 50.0%, as defined over a three-year period.

As of December 31, 2001, the Company established a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable prior to repatriation. The Company considered, among other factors, the historical profitability, prior to one-time charges, projections of future profits and the ability of the Company's foreign subsidiaries to utilize their deferred tax assets. The net change in total valuation allowance as of December 31, 2001 was an increase of approximately $18.3 million.

Note 19: *Employee Benefit Plans*

Retirement and Deferred Savings Plan—United States of America

The Company maintains a retirement and deferred savings plan for its employees (the "401(k) Plan"). The 401(k) Plan is intended to qualify as a tax qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15.0% of tax gross compensation (up to a statutory limit). Under the 401(k) Plan, the Company is required to make contributions based on contributions made by employees. The Company's contributions to the 401(k) Plan for the years ended December 31, 2001, 2000 and 1999 were approximately $0.2 million in each year. All amounts contributed by participants and related earnings are fully vested at all times.

Severance Benefits—Korea

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with CPK, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date.

In accordance with the National Pension Act of South Korea, a certain portion of severance benefits is required to be remitted to the Korean National Pension Fund and deducted from accrued severance benefits. The amounts contributed will be refunded to employees from the National Pension Fund upon retirement. The expense for severance benefits for the years ended December 31, 2001, 2000, and 1999 amounted to approximately $2.6 million, $3.0 million, and $2.8 million, respectively.

Note 20: ***Subsequent Events***

On January 30, 2002, the Company sold 10,000,000 shares of Class A common stock in an underwritten public offering based on the public offering price of $6.00 per share. In connection with this sale, the Company received net proceeds of approximately $56.2 million, after deducting underwriting discounts, commissions and estimated offering expenses.

The Company used the net proceeds of $56.2 million for this offering to pay down term loans and revolving loans, respectively. The term loans had a weighted average interest rate of 8.2% for the year ended December 31, 2001, have scheduled amortization payments each quarter and mature on July 31, 2005. The revolving loans had a weighted average interest rate of 6.0% for the year ended December 31, 2001 and mature on July 31, 2005.

On February 14, 2002, the Company sold an additional 1,425,600 shares of Class A common stock in conjunction with the underwriter's exercise of their over-allotment option at the public offering price of $6.00 per share. In connection with this sale, the Company received net proceeds of approximately $8.0 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company used $4.0 million of the net proceeds from the sale of the additional shares sold on February 14, 2002 to further pay down term loans. As of February 14, 2002, the term loans had a remaining balance of approximately $86.2 million and the revolving loans had been repaid in its entirety.

Note 21: ***Supplemental Financial Statements of Guarantor/Non-Guarantor Entities***

In connection with the recapitalization, ChipPAC International Company Limited, ("CP Int'l"), issued senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the parent company, ChipPAC, Inc. ("CPI") and by ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Korea Company Limited ("CPK"), ChipPAC Malaysia Sdn. Bhd. ("CPM"), ChipPAC Luxembourg S.a.R.L., and ChipPAC Liquidity Management Hungary Limited Liability Company (the "Guarantor Subsidiaries"). All guarantor subsidiaries are wholly-owned direct or indirect subsidiaries of CPI. ChipPAC Shanghai Limited ("CPS") and ChipPAC Electronic Technology Ltd. ("CETS"), did not provide guarantees (the "Non-Guarantor Subsidiaries"). The following is consolidated and combining financial information for CP Int'l CPI, and CPK, CPS, CETS, ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Luxembourg S.a.R.L., and ChipPAC Liquidity Management Hungary Limited Liability Company, segregated between the Guarantor and Non-Guarantor Subsidiaries. ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company were formed by Hyundai in 1999, ChipPAC Malaysia was acquired in 2000, these entities have no historical operating results or balances for the year ended December 31, 1998. As a result, it is not possible to include these entities in the supplemental financial statements for these periods. Financial information for ChipPAC (Barbados) Ltd., ChipPAC Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company have not been presented as these entities have no historical financial results and future transactions will primarily consist of inter-company transactions.

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED BALANCE SHEETS

December 31, 2001
(In thousands)

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor China
Assets				
Current assets:				
Cash and cash equivalents	$ 1,842	$ 17,093	$ 20,939	$ 1,998
Intercompany accounts receivable	59,103	85,860	20,347	12,166
Accounts receivable, net	30	11	31,961	32
Inventories	—	—	9,682	2,799
Prepaid expenses and other current assets	393	—	3,527	595
Total current assets	61,368	102,964	86,456	17,590
Property, plant and equipment, net	6,054	—	198,161	100,435
Intercompany loans receivable	—	352,500	—	—
Investment in subsidiaries	(40,002)	—	49,171	—
Other assets	4,319	11,694	18,402	748
Total assets	$ 31,739	$467,158	$ 352,190	$118,773
Liabilities and stockholders' equity (deficit)				
Current liabilities:				
Intercompany accounts payable	$ 25	$ 50,018	$ 106,196	$ 21,239
Revolving loans	—	50,000	—	—
Accounts payable	2,181	749	21,615	6,500
Accrued expenses and other current liabilities	2,759	11,417	7,829	5,833
Total current liabilities	4,965	112,184	135,640	33,572
Long-term debt, less current portion	—	283,627	—	—
Convertible subordinated note	50,000	—	—	—
Intercompany loans payable	—	—	318,500	34,000
Other long-term liabilities	—	—	11,431	—
Total liabilities	54,965	395,811	465,571	67,572
Stockholders' equity (deficit):				
Common stock	694	—	—	—
Additional paid in capital	110,043	81,689	16,907	108,133
Receivable from stockholders	(985)	—	—	—
Accumulated other comprehensive income	9,169	—	8,705	464
Accumulated deficit	(142,147)	(10,342)	(138,993)	(57,396)
Total Stockholders' equity (deficit)	(23,226)	71,347	(113,381)	51,201
Total liabilities and stockholders' equity (deficit)	$ 31,739	$467,158	$ 352,190	$118,773

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED BALANCE SHEETS

December 31, 2001
(In thousands)

	Eliminations	Consolidated
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ 41,872
Intercompany accounts receivable	(177,476)	—
Accounts receivable, net	—	32,034
Inventories	—	12,481
Prepaid expenses and other current assets	—	4,515
Total current assets	(177,476)	90,902
Property, plant and equipment, net	—	304,650
Intercompany loans receivable	(352,500)	—
Investment in subsidiaries	(9,169)	—
Other assets	—	35,163
Total assets	$(539,145)	$ 430,715
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Intercompany accounts payable	$(177,478)	$ —
Revolving loans	—	50,000
Accounts payable	—	31,045
Accrued expenses and other current liabilities	—	27,838
Total current liabilities	(177,478)	108,883
Long-term debt, less current portion	—	283,627
Convertible subordinated note	—	50,000
Intercompany loans payable	(352,500)	—
Other long-term liabilities	—	11,431
Total liabilities	(529,978)	453,941
Stockholders' equity (deficit):		
Common Stock	—	694
Additional paid in capital	(206,729)	110,043
Receivable from stockholders	—	(985)
Accumulated other comprehensive income	(9,169)	9,169
Accumulated deficit	206,731	(142,147)
Total Stockholders' equity (deficit)	(9,167)	(23,226)
Total liabilities and stockholders' equity (deficit)	$(539,145)	430,715

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

Year ended December 31, 2001

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor China	Eliminations	Consolidated
			(In thousands)			
Revenue						
Intercompany revenue	$ 27,168	$ —	$ —	$56,338	$(83,506)	$ —
Customer revenue	—	—	328,693	8	—	328,701
Revenue	27,168	—	328,693	56,346	(83,506)	328,701
Cost of revenue	23	—	328,732	52,339	(83,506)	297,588
Gross profit	27,145	—	(39)	4,007	—	31,113
Operating expenses:						
Selling, general and administrative	19,378	303	8,127	3,391	—	31,199
Research and development	4,364	—	9,859	—	—	14,223
Restructuring, write down of impaired assets and other charges	1,760	—	36,855	2,305	—	40,920
Total operating expenses	25,502	303	54,841	5,696	—	86,342
Operating income (loss)	1,643	(303)	(54,880)	(1,689)	—	(55,229)
Non-operating (income) expenses						
Interest expense	2,249	34,963	31,065	3,440	(34,503)	37,214
Interest income	(146)	(34,523)	(439)	(83)	34,503	(688)
Loss from investment in subsidiaries	89,413	—	4,983	—	(94,396)	—
Foreign currency gains	—	—	(156)	(31)	—	(187)
Other (income) expense, net	23	—	(401)	(32)	—	(410)
Total non-operating expenses	91,539	440	35,052	3,294	(94,396)	35,929
Loss before income taxes	(89,896)	(743)	(89,932)	(4,983)	94,396	(91,158)
Provision for (benefit from) income taxes	3,840	1,104	(2,366)	—	—	2,578
Net loss	$(93,736)	$ (1,847)	$ (87,566)	$ (4,983)	$ 94,396	$ (93,736)

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2001

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor China
	(In thousands)			
Cash flows from operating activities:				
Net loss	$(93,736)	$ (1,847)	$(87,566)	$ (4,983)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation and amortization	1,821	—	48,211	9,877
Deferred tax	1,636	—	—	—
Write down of impaired assets	—	—	32,383	2,305
Foreign currency gains	—	—	(156)	(31)
(Gain) loss on sale of equipment	112	—	(116)	3
Equity income from investment in subsidiaries	89,413	—	4,983	—
Changes in assets and liabilities:				
Intercompany accounts receivable	(51,042)	(66,805)	5,039	(3,862)
Accounts receivable	15	(12)	13,879	(12)
Inventories	—	—	8,190	579
Prepaid expenses and other current assets	14	—	(212)	2,403
Other assets	465	—	(3,183)	(572)
Intercompany accounts payable	22	47,529	75,360	(6,241)
Accounts payable	1,172	749	(25,638)	99
Accrued expenses and other current liabilities	3,332	1,951	(17,649)	447
Other long-term liabilities	(240)	—	(162)	(108)
Net cash provided by (used in) operating activities	(47,016)	(18,435)	53,363	(96)
Cash flows from investing activities:				
Acquisition of property, plant and equipment	(4,847)	—	(29,968)	(11,577)
Proceeds from sale of equipment	1,731	—	8,162	(8,928)
Malaysian acquisition, net of cash and cash equivalents acquired	—	—	(7,399)	—
Investment in subsidiaries	—	—	(18,540)	—
Net cash used in investing activities	(3,116)	—	(47,745)	(20,505)
Cash flows from financing activities:				
Proceeds from revolving loans	—	84,633	—	—
Repayment of revolving loans	—	(49,234)	—	—
Net proceeds from long term debt	46,820	27,745	—	—
Intercompany loan payments	—	—	—	18,540
Repayment of long-term debt	—	(28,857)	—	—
Debt issue amortization	160	1,952	—	—
Repayment of notes from stockholders	520	—	—	—
Proceeds from common stock issuance	4,312	—	—	—
Repurchase of common stock	(19)	—	—	—
Net cash provided by financing activities	51,793	36,239	—	18,540
Net increase (decrease) in cash	1,661	17,804	5,618	(2,061)
Cash and cash equivalents at beginning of year	181	(711)	15,321	4,059
Cash and cash equivalents at end of year	$ 1,842	$ 17,093	$ 20,939	$ 1,998

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2001

	Eliminations	Consolidated
Cash flows from operating activities:		
Net loss	$ 94,396	$(93,736)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	—	59,909
Deferred tax	—	1,636
Write down of impaired assets	—	34,688
Foreign currency gains	—	(187)
(Gain) loss on sale of equipment	—	(1)
Equity income from investment in subsidiaries	(94,396)	—
Changes in assets and liabilities:		
Intercompany accounts receivable	116,670	—
Accounts receivable	—	13,870
Inventories	—	8,769
Prepaid expenses and other current assets	—	2,205
Other assets	—	(3,290)
Intercompany accounts payable	(116,670)	—
Accounts payable	—	(23,618)
Accrued expenses and other current liabilities	—	(11,919)
Other long-term liabilities	—	(510)
Net cash provided by (used in) operating activities	—	(12,184)
Cash flows from investing activities:		
Acquisition of property, plant and equipment	—	(46,392)
Proceeds from sale of equipment	—	965
Malaysian acquisition, net of cash and cash equivalents acquired	—	(7,399)
Investment in subsidiaries	18,540	—
Net cash used in investing activities	18,540	(52,826)
Cash flows from financing activities:		
Proceeds from revolving loans	—	84,633
Repayment of revolving loans	—	(49,234)
Net proceeds from long-term debt	—	74,565
Intercompany loan payments	(18,540)	—
Repayment of long-term debt	—	(28,857)
Debt issue amortization	—	2,112
Repayment of notes from stockholders	—	520
Proceeds from common stock issuance	—	4,312
Repurchase of common stock	—	(19)
Net cash provided by financing activities	(18,540)	88,032
Net increase (decrease) in cash	—	23,022
Cash and cash equivalents at beginning of year	—	18,850
Cash and cash equivalents at end of year	$ —	$ 41,872

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED BALANCE SHEETS

December 31, 2000

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor China
		(In thousands)		
Assets				
Current assets:				
Cash and cash equivalents	$ 181	$ (711)	$ 15,321	$ 4,059
Intercompany accounts receivable	8,062	19,055	25,386	8,304
Accounts receivable, net	45	—	45,839	20
Inventories	—	—	17,872	3,378
Prepaid expenses and other current assets	407	—	3,315	2,998
Total current assets	8,695	18,344	107,733	18,759
Property, plant and equipment, net	3,752	—	239,002	91,979
Intercompany loans receivable	—	352,500	—	—
Investment in subsidiaries	57,522	—	65,252	—
Other assets	3,322	11,673	26,617	176
Total assets	$ 73,291	$382,517	$438,604	$110,914
Liabilities and stockholders' equity				
Current liabilities:				
Intercompany accounts payable	$ —	$ 2,488	$ 30,840	$ 27,480
Revolving loans	—	7,800	—	—
Accounts payable	1,009	—	47,253	6,401
Accrued expenses and other current liabilities	6,347	8,835	19,207	5,386
Current portion of long-term debt	—	6,800	—	—
Total current liabilities	7,356	25,923	97,300	39,267
Long-term debt, less current portion	—	283,400	—	—
Intercompany loans payable	—	—	318,500	34,000
Other long term liabilities	238	—	10,890	—
Total liabilities	7,594	309,323	426,690	73,267
Stockholders' equity:				
Common stock	685	—	—	—
Warrants	1,250	—	—	—
Additional paid in capital	104,509	81,689	54,636	89,596
Receivable from stockholders	(1,505)	—	—	—
Accumulated other comprehensive income	9,169	—	8,705	464
Accumulated deficit	(48,411)	(8,495)	(51,427)	(52,413)
Total stockholders' equity	65,697	73,194	11,914	37,647
Total liabilities and stockholders' equity	$ 73,291	$382,517	$438,604	$110,914

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED BALANCE SHEETS

December 31, 2000

	Eliminations	Consolidated
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ 18,850
Intercompany accounts receivable	(60,807)	—
Accounts receivable,net	—	45,904
Inventories	—	21,250
Prepaid expenses and other current assets	—	6,720
Total current assets	(60,807)	92,724
Property, plant and equipment, net	—	334,733
Intercompany loans receivable	(352,500)	—
Investment in subsidiaries	(122,774)	—
Other assets	—	41,788
Total assets	$(536,081)	$469,245
Liabilities and stockholders' equity		
Current liabilities:		
Intercompany accounts payable	$ (60,808)	$ —
Revolving loans	—	7,800
Accounts payable	—	54,663
Accrued expenses and other current liabilities	(18)	39,757
Current portion of long-term debt	—	6,800
Total current liabilities	(60,826)	109,020
Long-term debt, less current portion	—	283,400
Intercompany loans payable	(352,500)	—
Other long term liabilities	—	11,128
Total liabilities	(413,326)	403,548
Stockholders' equity:		
Common stock	—	685
Warrants	—	1,250
Additional paid in capital	(225,921)	104,509
Receivable from stockholders	—	(1,505)
Accumulated other comprehensive income	(9,169)	9,169
Accumulated deficit	112,335	(48,411)
Total stockholders' equity	(122,755)	65,697
Total liabilities and stockholders' equity	$(536,081)	$469,245

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

Year ended December 31, 2000

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor China	Eliminations	Consolidated
			(In thousands)			
Revenue						
Intercompany revenue	$ 28,827	$ —	$403,796	$53,813	$(486,436)	$ —
Customer revenue	—	—	494,408	3	—	494,411
Revenue	28,827	—	898,204	53,816	(486,436)	494,411
Cost of revenue	—	—	796,639	45,289	(456,661)	385,267
Gross profit	28,827	—	101,565	8,527	(29,775)	109,144
Operating expenses:						
Selling, general and administrative	24,550	(8)	38,927	1,105	(29,775)	34,799
Research and development	5,562	—	6,453	—	—	12,015
Total operating expenses (income)	30,112	(8)	45,380	1,105	(29,775)	46,814
Operating income (loss)	(1,285)	8	56,185	7,422	—	62,330
Non-operating (income) expense						
Interest expense	—	39,425	58,147	3,440	(61,580)	39,432
Interest income	(257)	(30,587)	(31,504)	(75)	61,580	(843)
Income from investment in subsidiaries	(17,107)	—	(4,512)	—	21,619	—
Foreign currency (gains) loss	126	—	(1,839)	(455)	—	(2,168)
Other (income) expenses, net	7,849	—	—	—	—	7,849
Total non-operating (income) expense	(9,389)	8,838	20,292	2,910	21,619	44,270
Income (loss) before income taxes	8,104	(8,830)	35,893	4,512	(21,619)	18,060
Provision for (benefit from) income taxes	(3,952)	323	7,243	—	—	3,614
Income (loss) before extraordinary item	12,056	(9,153)	28,650	4,512	(21,619)	14,446
Extraordinary item:						
Loss from early extinquishment of debt, net of related income tax benefit	—	2,390	—	—	—	2,390
Net income (loss)	$ 12,056	$(11,543)	$ 28,650	$ 4,512	$ (21,619)	$ 12,056

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2000

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor China
		(In thousands)		
Cash flows from operating activities:				
Net income (loss)	$ 12,056	$(11,543)	$ 28,650	$ 4,512
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	2,281	—	34,073	8,695
Deferred tax	(3,712)	—	5,741	—
Non-operating extraordinary loss on early debt extinguishment	—	2,390	—	—
Non-cash termination fees	4,400	—	—	—
Foreign currency (gains) loss	126	—	(1,839)	(455)
(Gain) loss on sale of equipment	—	—	75	(168)
Equity income from investment in subsidiaries	(17,107)	—	(4,512)	—
Changes in assets and liabilities:				
Intercompany accounts receivable	(1,381)	(9,222)	11,598	11,957
Accounts receivable	(73)	—	(3,446)	—
Inventories	—	—	3,057	(3,212)
Prepaid expenses and other current assets	(177)	—	(1,431)	(2,726)
Other assets	417	1,922	(16,145)	(242)
Intercompany accounts payable	—	—	2,161	(3,611)
Accounts payable	(242)	(40)	(6,966)	4,749
Accrued expenses and other current liabilities	1,878	(262)	(1,438)	1,681
Other long-term liabilities	(240)	—	3,537	—
Net cash provided by (used in) operating activities	(1,774)	(16,755)	53,115	21,180
Cash flows from investing activities:				
Acquisition of property, plant and equipment	—	—	(69,557)	(23,617)
Proceeds from sale of equipment	—	—	16,415	1,134
Malaysian acquisition, net of cash and cash equivalents acquired	—	—	(54,835)	—
Investment in subsidiaries	(72,030)	65,120	(4,592)	—
Net cash provided by (used in) investing activities	(72,030)	65,120	(112,569)	(22,483)
Cash flows from financing activities:				
Advances to affiliates	(249)	—	—	—
Proceeds from revolving loans	—	45,600	—	—
Repayment of revolving loans	(37,800)	—	—	—
Net proceeds from long-term debt	—	(9,800)	73,460	—
Intercompany loan (advances) payments	—	(52,500)	52,500	—
Repayment of long-term debt	—	—	(73,460)	—
Debt issue amortization	—	1,950	—	—
Proceeds from common stock issuance	152,578	—	—	—
Repurchase of common stock	(40)	—	—	—
Redemption of Class B preferred stock	(79,310)	—	—	—
Net cash provided by (used in) financing activities	72,979	(52,550)	52,500	—
Net decrease in cash	(825)	(4,185)	(6,954)	(1,303)
Cash and cash equivalents at beginning of year	1,006	3,474	22,275	5,362
Cash and cash equivalents at end of year	$ 181	$ (711)	$ 15,321	$ 4,059

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2000

	Eliminations	Consolidated
Cash flows from operating activities:		
Net income (loss)	$(21,619)	$ 12,056
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	—	45,049
Deferred tax	—	2,029
Non-operating extraordinary loss on early debt extinguishment	—	2,390
Non-cash termination fees	—	4,400
Foreign currency (gains) loss	—	(2,168)
(Gain) loss on sale of equipment	—	(93)
Equity income from investment in subsidiaries	21,619	—
Changes in assets and liabilities:		
Intercompany accounts receivable	(12,952)	—
Accounts receivable	—	(3,519)
Inventories	—	(155)
Prepaid expenses and other current assets	—	(4,334)
Other assets	—	(14,048)
Intercompany accounts payable	1,450	—
Accounts payable	—	(2,499)
Accrued expenses and other current liabilities	—	1,859
Other long-term liabilities	—	3,297
Net cash provided by (used in) operating activities	(11,502)	44,264
Cash flows from investing activities:		
Acquisition of property, plant and equipment	—	(93,174)
Proceeds from sale of equipment	—	17,549
Malaysian acquisition, net of cash and cash equivalents acquired	—	(54,835)
Investment in subsidiaries	11,502	—
Net cash provided by (used in) investing activities	11,502	(130,460)
Cash flows from financing activities:		
Advances to affiliates	—	(249)
Proceeds from revolving loans	—	45,600
Repayment of revolving loans	—	(37,800)
Net proceeds from long-term debt	—	63,660
Intercompany loan (advances) payments	—	—
Repayment of long-term debt	—	(73,460)
Debt issue amortization	—	1,950
Proceeds from common stock issuance	—	152,578
Repurchase of common stock	—	(40)
Redemption of Class B preferred stock	—	(79,310)
Net cash provided by (used in) financing activities	—	72,929
Net decrease in cash	—	(13,267)
Cash and cash equivalents at beginning of year	—	32,117
Cash and cash equivalents at end of year	$ —	$ 18,850

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

Year ended December 31, 1999

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor China	Eliminations	Consolidated
			(In thousands)			
Revenue						
Intercompany revenue	$ 10,772	$ —	$320,618	$ 16,863	$(348,253)	$ —
Customer revenue	191,897	—	183,482	151	—	375,530
Revenue	202,669	—	504,100	17,014	(348,253)	375,530
Cost of revenue	183,633	—	444,339	26,997	(337,481)	317,488
Gross profit	19,036	—	59,761	(9,983)	(10,772)	58,042
Operating expenses:						
Selling, general and administrative	15,113	—	16,878	—	(10,772)	21,219
Research and development	5,928	—	6,434	—	—	12,362
Restructuring, write down of impaired assets and other charges	180	—	11,662	—	—	11,842
Total operating expenses	21,221	—	34,974	—	(10,772)	45,423
Operating income (loss)	(2,185)	—	24,787	(9,983)	—	12,619
Non-operating (income) expense						
Interest expense	—	14,481	28,416	3,251	(24,907)	21,241
Interest income	(625)	(12,491)	(14,101)	(441)	24,907	(2,751)
Foreign currency (gains) loss	—	—	(1,253)	29	—	(1,224)
(Income) loss from investment in subsidiaries	4,848	(1,502)	9,327	—	(12,673)	—
Other (income) expense, net	(61)	—	(713)	124	—	(650)
Total non-operating expenses	4,162	488	21,676	2,963	(12,673)	16,616
Income (loss) before income taxes	(6,347)	(488)	3,111	(12,946)	12,673	(3,997)
Provision for income taxes	961	132	845	—	—	1,938
Income (loss) before extra ordinary item	(7,308)	(620)	2,266	(12,946)	12,673	(5,935)
Extraordinary item:						
Loss from early extinguishment of debt, net of related income tax benefit	—	—	1,373	—	—	1,373
Net income (loss)	$ (7,308)	$ (620)	$ 893	$(12,946)	$ 12,673	$ (7,308)

ChipPAC, Inc.

SUPPLEMENTAL CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

Year Ended December 31, 1999

	Parent Guarantor CPI	Issuer CP Int'l	Other Guarantors	Non-Guarantor HECS	Eliminations	Consolidations
			(In thousands)			
Cash flows from operating activities:						
Net income (loss)	$ (7,308)	$ (620)	$ 893	$(12,946)	$ 12,673	$ (7,308)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and amortization	1,753	—	44,490	10,458	—	56,701
Deferred tax	(110)	—	(2,939)	—	—	(3,049)
Non-operating extraordinary loss on early debt extinguishment	—	—	1,373	—	—	1,373
Foreign currency (gains) loss	—	—	(1,224)	—	—	(1,224)
(Gain) loss on sale of equipment	—	—	(283)	1	—	(282)
Equity income from investment in subsidiaries	4,848	(1,502)	9,327	—	(12,673)	—
Changes in assets and liabilities:						
Intercompany account receivable	4,038	(4,053)	(21,244)	(6,852)	28,111	—
Accounts receivable	34,879	—	(34,853)	(20)	—	6
Inventories	—	—	(5,780)	49	—	(5,731)
Prepaid expenses and other current assets	247	—	(3,226)	73	—	(2,906)
Other assets	—	—	3,317	—	—	3,317
Advances to affiliates	(443)	—	(6,981)	—	—	(7,424)
Intercompany accounts payable	(83,556)	—	114,203	(2,536)	(28,111)	—
Accounts payable	(1,035)	40	(10,465)	(155)	—	(11,615)
Accrued expenses and other current liabilities	4,000	9,045	6,283	693	—	20,021
Other long-term liabilities	—	—	3,279	—	—	3,279
Net cash provided by (used in) operating activities	(42,687)	2,910	96,170	(11,235)	—	45,158
Cash flows from investing activities						
Acquisition of property and equipment	(2,239)	—	(52,792)	(9,926)	7,101	(57,856)
Proceeds from sale of equipment	—	—	6,017	2,431	(7,101)	1,347
Investment in subsidiaries	(90,637)	(29,030)	(184,970)	—	304,637	—
Net cash used in investing activities	(92,876)	(29,030)	(231,745)	(7,495)	304,637	(56,509)
Cash flows from financing activities						
Advances to affiliates	—	—	—	(4,430)	—	(4,430)
Proceeds from revolving loans	—	—	1,169	—	—	1,169
Repayment of revolving loans	—	—	(3,769)	(15,700)	—	(19,469)
Net proceeds of long-term debt	—	285,631	—	—	—	285,631
Intercompany loan (advances) payments	—	(271,000)	237,000	34,000	—	—
Capital redemption at recapitalization	—	—	(311,220)	—	—	(311,220)
Capital contribution by HEI at recapitalization	—	—	19,816	—	—	19,816
Intercompany capital contribution	—	14,215	290,422	—	(304,637)	—
Repayment of long-term debt	—	—	(105,387)	(28,228)	—	(133,615)
Debt issue amortization	—	774	—	—	—	774
Payment made to extinguish debt early	—	—	(1,373)	—	—	(1,373)
Dividends paid	—	—	(9,435)	—	—	(9,435)
Net proceeds from common stock issuance at recapitalization	74,071	(26)	(27)	—	—	74,018
Net proceeds from preferred stock issuance	50,000	—	—	—	—	50,000
Net Proceeds from sale of stock to management	1,671	—	—	—	—	1,671
Contributions to (withdrawals from) paid in capital	—	—	(4,052)	24,802	—	20,750
Net cash provided by financing activities	125,742	29,594	113,144	10,444	(304,637)	(25,713)
Effect on cash from changes in exchange rates	—	—	414	—	—	414
Net increase (decrease) in cash	(9,821)	3,474	(22,017)	(8,286)	—	(36,650)
Cash & cash equivalents at beginning of period	10,827	—	44,292	13,648	—	68,767
Cash & cash equivalents at end of period	1,006	3,474	22,275	5,362	—	32,117

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosures*

Not Applicable.

PART III

ITEM 10. ***Directors and Executive Officers of the Registrant.***

The information required by this item with respect to directors and executive officers is incorporated by reference to ChipPac's proxy statement for the 2002 annual meeting of shareholders, or our "2002 Proxy Statement."

ITEM 11. ***Executive Compensation***

The information appearing under the captions "Director Compensation" and "Executive Compensation" (including all related sub-captions thereof) in the 2002 Proxy Statement is incorporated herein by reference. The Company does not incorporate by reference in this Form 10-K either the "Compensation Committee Report on Executive Compensation" or the "Performance Graph" sections of the 2002 Proxy Statement.

ITEM 12. ***Securty Ownership of Certain Beneficial Owners and Management***

The information required by this item is incorporated by reference to the section captioned "Principal Stockholders" contained in the 2002 Proxy Statement.

ITEM 13. ***Certain Relationships and Related Transactions***

The information required by this item is incorporated by reference to the sections captioned "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" in the 2002 Proxy Statement.

ITEM 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) The following documents are filed as part of this report

(1) Financial Statements. See the "Index to Financial Statements" in item 8.

(2) Financial Statement Schedules. See the schedule captioned "Valuation and Qualifying Accounts.

Report of Independent Accountants on Financial Statement Schedule

To the Board of Directors of ChipPAC, Inc.:

Our audits of the consolidated financial statements referred to in our report dated January 30, 2002 appearing in this annual report on Form 10-K of ChipPAC, Inc. also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
January 30, 2002, except for Note 20,
as to which the date is February 14, 2002

CHIPPAC, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Year ended December 31,	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
		(in thousands)		
2001				
Allowance for Doubtful Receivables	$ 972	$—	$(523)	$ 449
2000				
Allowance for Doubtful Receivables	1,196	—	(224)	972
1999				
Allowance for Doubtful Receivables	1,162	144	(110)	1,196

(3) Exhibits.

2.1 Amended and Restated Agreement and Plan of Merger of ChipPAC, Inc., a California corporation, and ChipPAC, Inc., a Delaware corporation.**

2.2 Agreement and Plan of Recapitalization and Merger, dated as of March 13, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

2.3 First Amendment to Agreement and Plan of Recapitalization and Merger, dated as of June 16, 1999 by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

2.4 Second Amendment to Agreement and Plan of Recapitalization and Merger, dated as of August 5, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

3.1 Amended and Restated Certificate of Incorporation of ChipPAC, Inc.**

3.2 Amended and Restated By-Laws of ChipPAC, Inc.**

4.1 Specimen certificate for ChipPAC, Inc. Common Stock.**

10.1 Credit Agreement, dated as of August 5, 1999, by and among ChipPAC International Company Limited, ChipPAC, Inc., the Lenders listed therein and Credit Suisse First Boston, as Administrative Agent, Sole Lead Manager and Collateral Agent.*

10.2 Guaranty, dated as of August 5, 1999, by and among ChipPAC, Inc. and certain subsidiaries of ChipPAC, Inc., in favor of Credit Suisse First Boston (incorporated by reference to Exhibit 4.5 of the Company's registration statement on Form S-3 (Registration No. 333-69704)).

10.3 Subsidiary Guaranty Agreement, dated as of August 5, 1999, by and among ChipPAC Korea Company Ltd., ChipPAC Limited, ChipPAC (Barbados) Ltd., ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and ChipPAC International Company Limited, in favor of Firstar Bank of Minnesota, N.A.*

10.3.1 Subsidiary Guaranty Agreement, dated as of October 12, 2001, by ChipPAC Malaysia Sdn. Bhd, in favor of U.S. Bank, N.A. (incorporated by reference to Exhibit 4.7 of the Company's registration statement on Form S-3 (Registration No. 333-69704)).

10.4 Amended and Restated Stockholders Agreement, dated as of August 5, 1999, by and among ChipPAC, Inc. the Hyundai Group (as defined therein), the Bain Group (as defined therein), the SXI Group (as defined therein), Intel Corporation, ChipPAC Equity Investors LLC, and Sankaty High Yield Asset Partners, L.P.*

10.5	Amended and Restated Registration Agreement, dated as of August 5, 1999, by and among ChipPAC, Inc., the Hyundai Stockholders (as defined therein), the Bain Stockholders (as defined therein), the SXI Stockholders (as defined therein), Intel Corporation, ChipPAC Equity Investors LLC, and Sankaty High Yield Asset Partners, L.P.*
10.5.1	Amendment No. 1 to Amended and Restated Registration Agreement, dated as of June 30, 2000, by and among ChipPAC, Inc., Sapphire Worldwide Investments, Inc., the Bain Stockholders (as defined therein) and SXI Group LLC.**
10.5.2	Form of Amendment No. 2 to Amended and Restated Registration Agreement, dated as of July 13, 2000, by and among ChipPAC, Inc., Qualcomm Incorporated, SXI Group LLC and the Bain Shareholders (as defined therein).**
10.5.3	Form of Amendment No. 3 to Amended and Restated Registration Agreement, dated as of August 2, 2000, by and among ChipPAC, Inc., Bain Capital, Inc., SXI Group LLC and the Bain Shareholders (as defined therein).**
10.6	Transition Services Agreement, dated as of August 5, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc., ChipPAC Korea Company Ltd., Hyundai Electronics Company (Shanghai) Ltd., ChipPAC Assembly and Test (Shanghai) Company Ltd., ChipPAC Barbados Limited and ChipPAC Limited.*
10.7	Lease Agreement, dated as of June 30, 1998, by and between Hyundai Electronics Industries Co., Ltd. and ChipPAC Korea Ltd.*
10.7.1	Amendment Agreement, dated September 30, 1998, to Lease Agreement, dated June 30, 1998, by and between Hyundai Electronics Industries Co., Ltd. and ChipPAC Korea Ltd.*
10.7.2	Amendment Agreement 2, dated September 30, 1999, to Lease Agreement, dated June 30, 1998, by and between Hyundai Electronics Industries Co., Ltd. and ChipPAC Korea Ltd.*
10.8	Agreement Concerning Supply of Utilities, Use of Welfare Facilities and Management Services for Real Estate, dated as of June 30, 1998, by and between Hyundai Electronics Industries Co., Ltd. and ChipPAC Korea Ltd.*
10.9	Service Agreement, dated as of August 5, 1999, by and between Hyundai Electronics Industries Co., Ltd. and ChipPAC Limited.+*
10.10	Sublease Agreement, dated as of May 1, 1998, by and between Hyundai Electronics America and ChipPAC, Inc.*
10.11	Patent Sublicense Agreement, dated as of August 5, 1999, by and between Hyundai Electronics Industries Co., Ltd. and ChipPAC Limited.*
10.12	TCC License Agreement, dated December 22, 1998, between Tessera Inc., the Tessera Affiliates (as defined therein), ChipPAC, Inc. and the Licensee Affiliates (as defined therein).+*
10.12.1	Letter Agreement, dated July 15, 1999, by and among ChipPAC, Inc., Hyundai Electronics America, ChipPAC Limited and Tessera, Inc.*
10.13	Materials Agreement, dated as of July 1, 1999, by and between ChipPAC Limited and Intel Corporation.+*
10.14	Assembly Services Agreement, dated as of August 5, 1999, by and between Intel Corporation and ChipPAC Limited.+*
10.15	Stock Purchase Agreement, dated as of August 5, 1999, by and between ChipPAC, Inc. and Intel Corporation.*
10.16	Warrant to Purchase Class B Common Stock of ChipPAC, Inc., dated as of August 5, 1999, issued to Intel Corporation.*

10.17	Advisory Agreement, dated as of August 5, 1999, by and among ChipPAC, Inc., ChipPAC Limited, ChipPAC Operating Limited and Bain Capital, Inc.*
10.18	Advisory Agreement, dated as of August 5, 1999, by and among ChipPAC, Inc., ChipPAC Limited, ChipPAC Operating Limited and SXI Group LLC.*
10.19	Employment Agreement, dated as of October 1, 1999, between ChipPAC, Inc. and Dennis McKenna.*++
10.20	ChipPAC, Inc. 1999 Stock Purchase and Option Plan.*++
10.21	ChipPAC, Inc. 2000 Equity Incentive Plan.**++
10.22	ChipPAC, Inc. 2000 Employee Stock Purchase Plan.**++
10.23.1	Form of Key Employee Purchased Stock Agreement.*++
10.23.2	Form of Key Employee Purchased Stock Agreement (with Loan).*++
10.24	Form of Employee Restricted Stock Agreement.*++
10.25	Form of Directors Tranche I Stock Option Agreement.*++
10.26	Form of Employees Tranche I Stock Option Agreement.*++
10.27	Form of Tranche II Stock Option Agreement.*++
10.28	Indenture, dated as of July 29, 1999, by and among ChipPAC International Limited, ChipPAC Merger Corp. and Firstar Bank of Minnesota, N.A., as trustee.*
10.29	First Supplemental Indenture, dated as of August 5, 1999, by and among ChipPAC International Company Limited, ChipPAC, Inc. and Firstar Bank of Minnesota, N.A., as trustee.*
10.30	12.75% Senior Subordinated Notes Due 2009.*
10.31	Form of Series B 12.75% Senior Subordinated Notes Due 2009.*
10.32	Intellectual Property Rights Agreement, entered into as of June 30, 2000, by and between Intersil Corporation and ChipPAC Limited.**
10.33	Supply Agreement, entered into as of June 30, 2000, by and between Intersil Corporation and ChipPAC Limited.**
10.34	Shareholders Agreement, dated as of June 30, 2000, by and among ChipPAC, Inc., the Bain Group (as defined therein), the SXI Group (as defined therein) and Sapphire Worldwide Investments, Inc.**
10.35	Class A Common Stock Purchase Agreement, dated as of July 13, 2000, by and between ChipPAC, Inc. and Qualcomm Incorporated.**
10.36	Promissory Note, dated as of August 2, 2000 by and between Dennis McKenna and ChipPAC, Inc.**
10.37	Promissory Note, dated as of August 2, 2000, by and between Robert Krakauer and ChipPAC, Inc.**
10.38	Form of Amended and Restated Supplemental Agreement No. 1 to the Advisory Agreement, dated as of August 2, 2000, by and among ChipPAC, Inc., ChipPAC Limited, ChipPAC International Company Limited and Bain Capital, Inc.*
10.39	Amended and Restated Supplemental Agreement No. 4 to the Advisory Agreement, dated as of August 2, 2000 by and among ChipPAC, Inc., ChipPAC Limited, ChipPAC International Company Limited and SXI Group LLC.**
10.40	Employment letter agreement, dated as of November 15, 1999 between ChipPAC, Inc. and Robert Krakauer. (incorporated by reference to the Company's annual report on Form 10-K for the period December 31, 2000) ++

Signature	Title	Date
/s/ MICHAEL G. POTTER Michael G. Potter	Controller (Principal Accounting Officer)	April 1, 2002
/s/ EDWARD CONARD Edward Conard	Director	April 1, 2002
/s/ MICHAEL A. DELANEY Michael A. Delaney	Director	April 1, 2002
/s/ MARSHALL HAINES Marshall Haines	Director	April 1, 2002
/s/ CHONG SUP PARK Chong Sup Park	Director	April 1, 2002
/s/ PAUL C. SCHORR, IV Paul C. Schorr, IV	Director	April 1, 2002


ChipPAC
INCORPORATED